    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 2000
                                           Registration Statement No. 333-43986
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         Pre-effective Amendment No. 1
                                       to

                                   FORM SB-2

                            REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                              AMEDORE HOMES, INC.
          (Name of small business issuer as specified in its charter)
                               ----------------

                  New York                         1520                       14-1608830
-------------------------------------  ----                            ----------
    (State or other jurisdiction of    (Primary Standard Industrial    (IRS Employer I.D. No.)
     incorporation or organization)     Classification Code Number)


                               ----------------
                               3434 Carman Road
                          Schenectady, New York 12303
                                (518) 355-7080
(Address and telephone number of principal executive offices and principal place of business)
                               ----------------
                George A. Amedore, Sr. Chief Executive Officer
                              Amedore Homes, Inc.
                               3434 Carman Road
                          Schenectady, New York 12303
                                (518) 355-7080
                           (518) 355-5571 facsimile
          (Name, address and telephone number of agents for service)
                                  ----------
                                   Copies to:
                                  ----------

        Jay M. Kaplowitz, Esq.              Martin C. Licht, Esq.
GERSTEN, SAVAGE & KAPLOWITZ, LLP     SILVERMAN, COLLURA & CHERNIS, P.C.
          101 East 52nd Street              381 Park Avenue South
       New York, New York 10022           New York, New York 10016
          (212) 752-9700                       (212) 779-8600
       (212) 980-5192 facsimile           (212) 779-8858 facsimile

     Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A) MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 Pictures of homes built by Amedore Homes, Inc.

Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PRELIMINARY PROSPECTUS


                  Subject to Completion, Dated October 13, 2000


[GRAPHIC OMITTED]


                       1,000,000 Shares of Common Stock


     This is an initial public offering of 1,000,000 shares of common stock of Amedore Homes, Inc. at an assumed initial public offering price of $7.00 per share.

     Prior to this offering, there has been no public market for our common stock. We intend to file an application to have our common stock listed on the American Stock Exchange, under the symbol "AHS."



     Please see "Risk Factors" beginning on page 6 to read about factors you should consider before buying shares of our common stock.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                                          Per Share     Total
                                         -----------  ---------
Initial public offering price .........     $         $
Underwriter's discount ................     $         $
Proceeds before our expenses ..........     $         $

--------------------------------------------------------------------------------
                           -----------------------
     We have granted the underwriters an option for 45 days to purchase up to an additional 150,000 shares at the initial public offering price, less the underwriting discount, solely to cover over-allotments. The underwriters are offering the shares on a firm commitment basis.


     It is expected that the shares will be ready for delivery on or about ________________, 2000.

                           -----------------------
                            Nutmeg Securities, Ltd.



                The date of this prospectus is __________, 2000

                               TABLE OF CONTENTS




                                                                                              Page
                                                                                             -----
Prospectus Summary .......................................................................     3
Summary Financial Data ...................................................................     5
Risk Factors .............................................................................     6
   We have incurred a net loss for the years ended May 31, 2000 and 1999 and may incur net
    losses in the future .................................................................     6
   The homebuilding industry is cyclical and is affected by numerous factors that could
    adversely affect our results of operations ...........................................     6
   Increases in interest rates and a decrease in the availability of financing could result in significantly fewer sales of our homes and could affect our
    results of operations ................................................................     6
   Since our operations are concentrated in the Capitol Region of New York State, any economic  downturn in this region of New York State could materially adversely affect
    our operations.................................................................            6
   Sales of our homes may vary from quarter to quarter which could adversely affect our
    stock price ..........................................................................     7
   We may not be able to compete successfully against current and future competitors .....     7
   Government regulation and environmental matters could adversely affect our operations .     7
   If we experience material and/or labor shortages, our sales revenues will be adversely
    affected ............................................................................      7
   If we are required to cover significant warranty claims that are not covered by our contractors or subcontractors, our cash flow and operating activities could be
    adversely affected ..................................................................      8
   We are controlled by our officers and directors, and as such you may have no effective
    voice in our management ..............................................................     8
   We will require substantial funds to effectuate our business plan and we may be unable
    to obtain additional capital .........................................................     8
   You will incur immediate and substantial dilution and our current shareholders will
    benefit disproportionately from this offering ........................................     8
   Our management has broad discretion as to how to use the proceeds of this offering and
    you may have no opportunity to approve the use of proceeds of this offering ..........     8
   The loss of services of our key personnel, or our failure to attract, assimilate and
    retain highly qualified personnel in the future, could seriously harm our business ...     8
Special Note Regarding Forward-Looking Statements ........................................     9
Use of Proceeds ..........................................................................    10
Dividend Policy ..........................................................................    10
Dilution .................................................................................    11
Capitalization ...........................................................................    12
Selected Financial Data ..................................................................    13
Plan of Operations .......................................................................    14
Business .................................................................................    17
Management ...............................................................................    23
Principal Shareholders ...................................................................    27
Certain Relationships And Related Party Transactions .....................................    28
Description of Securities ................................................................    29
Shares Eligible for Future Sale ..........................................................    30
Plan of Distribution .....................................................................    31
Legal Matters ............................................................................    33
Experts ..................................................................................    33
Where You Can Find Additional Information ................................................    33
Financial Statements .....................................................................    F-1


                             ---------------------
You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                              PROSPECTUS SUMMARY

     The following summary highlights some of the information in this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and our financial statements and the notes accompanying the financial statements appearing elsewhere in this prospectus.


The company


     We design, build, develop and market single-family homes, primarily in suburban residential areas located in the Capitol Region of New York State, with a focus on middle and high income communities. The Capitol Region includes Albany, Schenectady, Saratoga and Rensselaer counties, each of which has experienced significant population and job growth over the past several years. As of August 31, 2000, we had 30 houses under construction in six separate communities.


     Our senior management has been involved in the homebuilding industry in the Capitol Region of New York State for over thirty years. In 1996 our senior management joined with the management of Traditional Builders Inc., a local builder in the Capitol Region, to form Traditional Amedore Homes, Inc. which operated through 1999. During this three year period Traditional's revenues grew to approximately $26 million for the year ended December 31, 1999.


     Our homebuilding and community development operation is positioned to compete with high volume builders since we offer a broader selection of homes with more amenities and greater design flexibility than typically offered by high volume builders. Through a volume building approach, we believe that our custom homes generally offer more value than those offered by local, lower-volume custom builders, primarily due to effective purchasing, construction and marketing programs. We believe that our ability to meet the design tastes of prospective homebuyers at competitive prices distinguishes us from many of our competitors. We maintain a website for prospective home purchasers at "www.Amedorehomes.com."



Our strategy

     We seek to distinguish ourselves from other production homebuilders and to respond rapidly to changing market conditions through a business strategy focused on the following:

  o Superior design and quality;
  o Product breadth;
  o Highest level of service;
  o Conservative land acquisition policy;
  o Cost management; and
  o Expansion in new and existing markets.


Our history


     We were incorporated under the laws of the State of New York in January 1979 as Amedore & Sons Builders, Inc. From 1979 to January 1996 we operated as a home builder in the Capitol Region of New York State. From 1996 through May 1999, we did not conduct any significant activities. During this period our senior management operated Traditional Amedore Homes, Inc. In June 1999, we changed our name to Amedore Homes, Inc. Our principal executive offices are located at 3434 Carman Road, Schenectady, New York 12303 and our telephone number is (518) 355-7080. Information contained on our web pages at "www.Amedorehomes.com" does not constitute part of this prospectus.

The offering

Common stock offered by us: .........  1,000,000 shares
Common stock to be outstanding after
  the offering: .....................  5,100,000 shares
Use of proceeds .....................  Land purchase and development;
                                       advertising and marketing;
                                       repayment of indebtedness;
                                       acquisitions; and
                                       working capital and general corporate purposes.
Proposed American Stock Exchange
  Symbol: ...........................  AHS


     Except as noted, all of the information in this prospectus assumes that none of the following have been exercised:

   o the over-allotment option granted to the representative by us to purchase up to 150,000 additional shares;
   o warrants to purchase 100,000 shares of our common stock to be granted to the representative upon completion of this offering; and
   o options available for grant to purchase 500,000 shares of our common stock pursuant to our 2000 stock option plan.

                            SUMMARY FINANCIAL DATA


     The following summary financial data and other data are qualified by reference to, and should be read in conjunction with, our financial statements and their related notes appearing elsewhere in this prospectus and "Plan of Operation." The selected statement of operations data shown below for the fiscal years ended May 31, 2000 and 1999 and the balance sheet data as of May 31, 2000 are derived from our audited financial statements and the selected statement of operations data shown below for the three months ended August 31, 2000 and 1999 and the balance sheet data as of August 31, 2000 are derived from our unaudited interim financial statements included elsewhere in this prospectus.



                                                   Year Ended      Year Ended     Three Months Ended    Three Months Ended
                                                  May 31, 2000    May 31, 1999      August 31, 2000      August 31, 1999
                                                 --------------  --------------  --------------------  -------------------
Statement of Operations Data:
Total revenues ................................   $  4,136,430     $      --         $ 2,297,560            $ 122,500
Stock-based compensation expense ..............      2,928,250            --                  --                   --
(Loss) income from operations .................     (3,634,022)      (10,004)            107,882              (59,015)
Net (loss) income .............................     (3,650,204)       (9,736)            114,036              (59,795)
Net (loss) income per share ...................          (1.01)    $   (0.01)                .03            $    (.02)
Pro forma net (loss) income (1) ...............     (3,538,000)                           48,673
Pro forma net (loss) income per share
  (basic and diluted) (1) .....................   $      (0.98)                              .01
Supplemental pro forma as adjusted net
  (loss) income per share (basic and
  diluted) (2) ................................                                      $       .03
Supplemental pro forma as adjusted
  number of common shares
  outstanding (basic and diluted) (3) .........                                        4,188,571



                                                                          As of August 31, 2000
                                                            --------------------------------------------------
                                                                                                Supplemental
                                                                                                  Pro forma
                                                                Actual       Pro forma (1)     as adjusted (4)
                                                            -------------   ---------------   ----------------
Balance Sheet Data:
Cash and cash equivalents ...............................    $  607,990       $  607,900         $5,588,121
Total current assets ....................................     2,467,389        2,467,389          7,447,520
Working capital (deficit) ...............................      (291,263)        (370,460)         6,068,737
Total assets ............................................     2,808,190        2,934,128          7,544,863
Total long-term and related party debt (excluding current
  portion) ..............................................         4,986            4,986              4,986
Total liabilities .......................................     2,763,638        2,842,835          1,383,769
Stockholders' equity ....................................    $   44,552       $   91,293         $6,161,094



-------------
(1) The pro forma data reflects Amedore Homes, Inc.'s status as a C corporation rather than as an S corporation for Federal income tax purposes and interest expense on related party debt. See Note 1 to "Notes to Financial Statements."
(2) Supplemental pro forma as adjusted net loss per common share is based on the net loss divided by the supplemental pro forma as adjusted number of common shares outstanding (see (3) below).
(3) Supplemental pro forma as adjusted number of common shares outstanding includes shares outstanding prior to the offering, 100,000 shares issued to George A. Amedore, Sr. our chief executive officer to retire $700,000 of debt, and 88,571 shares of common stock, the proceeds for which will be used to retire $619,869 in related party debt.
(4) Reflects the receipt of the net proceeds from the sale of 1,000,000 shares of common stock offered hereby at an assumed initial public offering price of $7.00, and the application thereof. Also includes the conversion of $700,000 of debt, owed to George Amedore, Sr., our Chief Executive
    Officer, into 100,000 shares of our common stock based on the initial public offering price of $7.00 per share, the repayment of $619,869 in debt owed to our Chief Executive Officer and the repayment of a $60,000 note payable related to the purchase of land.

                                 RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to other information contained in this prospectus, you should carefully consider the following risk factors and other information in this prospectus before investing in our common stock.


We have incurred a net loss for the years ended May 31, 2000 and 1999 and may incur net losses in the future.


     For the years ended May 31, 2000 and 1999, we incurred net losses of $3,650,204 and $9,736, respectively. Our net loss for the year ended May 31, 2000 relates primarily to stock-based compensation and start-up costs. Stock-based compensation expense for the year ended May 31, 2000 totaled $2,928,250 and was incurred in connection with the issuance of our common stock to our officers and directors. For the three months ended August 31, 2000, we had a net income of $114,036. Operating losses and negative cash flow may occur in the future. We do not know if we will achieve sufficient revenues in relation to expenses to be profitable in future periods.

     Our future profitability depends on generating and sustaining revenue growth while maintaining reasonable expense levels. Slower revenue growth than we anticipate or operating expenses that exceed our expectations would harm our business. We cannot be certain that we will be able to sustain or increase profitability in the future. As of August 31, 2000 we had a stockholders'_equity of approximately $44,000 and a working capital deficit of $291,263.



The homebuilding industry is cyclical and is affected by numerous factors that could adversely affect our results of operations.

     The homebuilding industry is cyclical and affected by changes in general and local economic conditions including employment levels, demographic considerations, availability of financing, interest rate levels, consumer confidence and housing demand. The risks inherent to homebuilders in purchasing and developing land increase as consumer demand for housing decreases. Because of the long-term financial commitment involved in purchasing a home, general economic uncertainties tend to result in more caution on the part of home buyers, which, in turn, tends to result in fewer home purchases. In addition, homebuilders are subject to competitive overbuilding, availability and cost of building lots, availability and cost of materials and labor, brand-name awareness, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations, and increases in real estate taxes and other local government fees and the level of interest rates.


Increases in interest rates and a decrease in the availability in financing could result in significantly fewer sales of our homes and could affect our results of operations.

     Virtually all purchasers of our homes finance their purchases with mortgage financing from lenders. In general, housing demand is adversely affected by increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment. If mortgage interest rates increase and the ability of prospective buyers to finance home purchases is adversely affected, our residential real estate sales, gross margins and net income may be adversely affected. Our homebuilding activities are also dependent upon the availability and cost of mortgage financing for buyers of homes owned by potential customers so those customers can sell their homes and purchase a home from us. In addition, we believe that the availability of Federal Housing Administration mortgage financing is an important factor in marketing many of our homes. Any limitations or restrictions on the availability of this financing could adversely affect our residential real estate sales. Furthermore, changes in Federal income tax laws may affect demand for new homes.


Since our operations are concentrated in the Capitol Region of New York State, any economic downturn in this region of New York State could materially adversely affect our operations.

     Our operations are situated in the Capitol Region of New York State. Adverse general economic conditions in this market could have a material adverse impact on our operations. Our performance could be significantly affected by economic slowdowns in the Capitol Region of New York State.

Sales of our homes may vary from quarter to quarter which could adversely affect our stock price.

     We have experienced, and expect to continue to experience, significant variability in sales and net income. Factors that contribute to variability of our results include:

     o the timing of home closings, a substantial portion of which historically have occurred in the last month of each quarter;

     o our ability to continue to acquire additional land on favorable terms for future developments;

     o the condition of the real estate markets and economies in which we operate;

     o the cyclical nature of the homebuilding industry and changes in prevailing interest rates;

     o costs of material and labor; and

     o delays in construction schedules caused by timing of inspections and approval by regulatory agencies, including zoning approvals and receipt of entitlements, the timing of completion of necessary public infrastructure, the timing of utility hookups and adverse weather conditions.

     Our historical financial performance is not necessarily a meaningful indicator of future results and, in general, our financial results will vary from development to development, and from fiscal quarter to fiscal quarter.


We may not be able to compete successfully against current and future competitors.


     The development and sale of residential properties is highly competitive and fragmented. We compete for residential sales on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous national, regional and local builders, including some builders with greater financial resources. We also compete for residential sales with individual resales of existing homes and available rental housing. If we experience increased competition in the future there could be a material adverse effect on our ability to successfully market our homes and expand our business.


Government regulation and environmental matters could adversely affect our operations.


     In developing a project, we must obtain the approval of numerous governmental authorities regulating matters such as permitted land uses and levels of density and the installation of utility services such as electricity, water and waste disposal. Several governmental authorities have imposed fees as a means of defraying the cost of providing certain governmental services to developing areas. These and other restrictions could adversely affect our development activities in the future, especially to the extent that we purchase land not already zoned for development. We are also subject to local, state and federal statutes and rules regulating environmental matters, protection and preservation of archeological finds, zoning, building design and density requirements which could result in delays, cause us to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally or archaeologically sensitive regions or areas.

     Additionally, permits and approvals will be required to complete residential developments in progress or those projects currently being planned. Our ability to obtain necessary approvals and permits for these projects is often beyond our control and could restrict or prevent the development of otherwise desirable property which could adversely affect our results of operations.


If we experience material and/or labor shortages, our sales revenues will be adversely affected.

     The residential construction industry in the past has, from time to time, experienced serious material and labor shortages, including shortages in insulation, drywall, certain carpentry work and cement supply. Delays in construction of homes and higher costs due to these shortages and fluctuating lumber prices could have an adverse effect upon our operations. We are also susceptible to delays caused by strikes affecting shipping and transportation of building materials necessary in our business. In addition, many of our contractors are represented by labor unions or collective bargaining agreements. We cannot assure you that the renegotiation of these agreements would not lead to a disruption of our operations and an increase in our construction costs.

If we are required to cover significant warranty claims that are not covered by our contractors or subcontractors, our cash flow and operating activities could be adversely affected.


     We generally provide limited warranties of at least one to six years for workmanship and materials and for longer periods with respect to structural components. To the extent that warranty claims are not covered by our contractors and subcontractors we may be liable for warranty claims. If the warranty claims exceed our reserves our results of operations and financial condition may be adversely affected.


We are controlled by our officers and directors, and as such you may have no effective voice in our management.



     Upon the completion of this offering ,our officers and directors will beneficially own approximately 60.8% of our issued and outstanding common stock. Accordingly, our officers and directors will collectively control us and will be able to exercise control over all matters requiring stockholder approval, including the election of all directors and approval of significant corporate transactions. If you purchase shares of our common stock, you may have no effective voice in our management.



We will require substantial funds to effectuate our business plan and we may be unable to obtain additional capital.


     We cannot assure you that we will be able to achieve our goals without additional capital or that we will be able to raise additional capital if required. We cannot assure you that we will be able to achieve all of our goals with additional capital. We expect that the proceeds of this offering plus cash flow generated from operations will be sufficient to implement our business plan for at least the 12 months following completion of this offering. However, we may need to raise additional capital if our estimates of revenues, expenses and/or capital expenditures change or prove inaccurate.


You will incur immediate and substantial dilution and our current shareholders will benefit disproportionately from this offering.



     The initial public offering price per share will exceed the net tangible book value per share. Investors purchasing shares in this offering will suffer immediate and substantial dilution of their investment of _$5.79 per share or _82.7% of the initial public offering price. Our current shareholders acquired their shares of common stock at a cost per share that is substantially less than the price at which we are selling shares in this offering which will result in a substantial increase in the value of the current shareholders holding of our common stock.



Our management has broad discretion as to how to use the proceeds of this offering and you may have no opportunity to approve the use of proceeds of this offering.



     Approximately $1,290,000 or 22.8% of the net proceeds of this offering will be applied to working capital and general corporate purposes. Accordingly, our management will have broad discretion over the use of the proceeds. Our stockholders may have no opportunity to approve the use of the proceeds of this offering.



The loss of the services of our key personnel, or our failure to attract, assimilate and retain highly qualified personnel in the future, could seriously harm our business.



     Our future success depends, in part, on the continued services of our senior management and our ability to retain and motivate our other key employees. The loss of the services of George A. Amedore, Sr. or George A. Amedore, Jr. or any other key employee would have a material adverse effect on our business, results of operations and financial condition. In July 2000, we entered into employment agreements with each of George A. Amedore, Sr. and George A. Amedore, Jr. for a period of five years and three years, respectively. We do not currently have key-man life insurance on any of our executive officers, although we intend to purchase key man life insurance on the life of George A. Amedore, Jr. upon completion of this offering.

     Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled personnel. Competition for such personnel is intense, and we cannot be certain that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel. Our inability to do so could have a material adverse effect on our business, results of operations and financial condition.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Information in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by any forward-looking statements. These factors include the risks described in "Risk Factors." Forward-looking statements, which involve assumptions and describe our future plans strategies and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimates," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

                                USE OF PROCEEDS


     We estimate that we will receive net proceeds of approximately $5,660,000 from our sale of the 1,000,000 shares of common stock being offered hereby, assuming an initial public offering price of $7.00. If the representative exercises its over-allotment option in full, we will receive net proceeds of approximately $6,573,500. Both of these figures are after deduction of estimated underwriting discounts and commissions and after fees and expenses of $640,000, $671,500 if the over-allotment option is exercised in full payable by us. We expect to use the net proceeds of this offering as follows:


                                                            Approximate     Percentage of
Use                                                            Amount       Net Proceeds
--------------------------------------------------------   -------------   --------------
Land purchase and development ..........................    $2,500,000      44.2%
Advertising and marketing ..............................       500,000       8.8
Repayment of indebtedness ..............................       620,000      10.9
Acquisitions ...........................................       750,000      13.3
General corporate and working capital purposes .........     1,290,000      22.8
                                                            ----------     -----
Total ..................................................    $5,660,000     100.0%
                                                            ==========     =====


     We have budgeted $2,500,000 of the net proceeds for any potential acquisitions of land and the development of any acquired land, including $60,000 for land previously purchased.

     Upon completion of this offering, we intend to utilize approximately $500,000 to implement our marketing plan, which will include radio and print advertising.

     In February 2000, George A. Amedore, Sr. loaned us $1,450,000 during fiscal 2000, of which approximately $1,320,000 was outstanding as of August 31, 2000. Mr. Amedore has agreed to convert approximately $700,000 of this debt into 100,000 shares of our common stock based on the initial public offering price. The remaining $620,000 will be repaid to Mr. Amedore from a portion of the proceeds of this offering. See "Certain Relationships and Related Transactions."


     We have budgeted $750,000 of the net proceeds for any potential acquisitions, however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions.


     We have dedicated approximately $1,290,000 to general corporate needs and working capital purposes which we expect to require as a result of our anticipated growth. These needs include added salaries, health care costs, professional fees and other costs which will require us to use a portion of the proceeds from this offering.


     Pending application, the net proceeds will be invested principally in short-term certificates of deposit, money market funds or short-term treasury bonds.

     We reserve the right to reallocate proceeds to different uses if, in management's view, the needs of the business so require. In addition, a large portion of the proceeds is allocated to discretionary purposes. Investors may not agree with any such allocation or reallocation. In the event the representative exercises the over-allotment option we intend to utilize such additional proceeds for working capital.

     Based on our operating plan, we believe that the net proceeds of this offering, together with available funds on hand and cash flow from future operations, will be sufficient to satisfy our working capital requirements for at least twelve months following this offering. Such belief is based upon certain assumptions, including assumptions as to our contemplated operations and business plan and economic and industry conditions. We cannot be certain that such resources will be sufficient for such purpose and if not we may need to raise additional capital through the sale of equity securities. In addition, contingencies may arise that may require us to obtain additional capital. We cannot be certain that we will be able to obtain such capital on favorable terms or at all.

                                DIVIDEND POLICY

     We have never paid or declared cash or stock dividends on our common stock. The payment of cash dividends, if any, is at the discretion of our board of directors and will depend upon our earnings, our capital requirements, financial condition and other relevant factors. We intend, for the foreseeable future, to retain any future earnings for use in our business.

                                   DILUTION


     Our net tangible book value as of August 31, 2000 was approximately $(198,906) or $(0.05) per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 1,000,000 shares of common stock offered by us at an assumed initial public offering price of $7.00 per share from which we will receive net proceeds of approximately $5,660,000, the conversion of $700,000 of debt, owed to our Chief Executive Officer, to 100,000 shares of common stock at the initial public offering price and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at August 31, 2000 would have been approximately $6,161,094 or $1.21 per share of common stock. This represents an immediate increase in net tangible book value of $1.26 per share to existing stockholders and an immediate dilution of $5.79 per share to new investors of common stock. The following table illustrates this dilution on a per share basis:




Assumed initial public offering price ....................................   $ 7.00
   Net tangible book value at August 31, 2000 ............................    (0.05)
   Increase in net tangible book value attributable to new investors .....     1.26
Net tangible book value after this offering ..............................     1.21
                                                                             ------
Dilution of net tangible book value to new investors .....................   $ 5.79
                                                                             ======



     In the event that the over-allotment option is exercised in full, the dilution to new investors would be $5.65 per share.


     The following table sets forth, as of the date of this prospectus, the number of shares of common stock purchased, the percentage of the total number of common stock purchased, the total consideration paid, the percentage of total consideration paid, and the average price per share paid by the investors in this offering and our current shareholders:

                                                  Shares purchased            Total consideration
                                             --------------------------   ---------------------------
                                                                                                           Average
                                                                                                            price
                                                                                                             per
                                                Number      Percentage       Amount       Percentage        share
                                             -----------   ------------   ------------   ------------   ------------
Existing stockholders ....................    4,000,000     78.4%         $    4,000       0.1%         $  0.001
Conversion of related party debt .........      100,000      2.0%            700,000       9.1%         $  7.00
New investors ............................    1,000,000     19.6%          7,000,000      90.8%         $  7.00
                                              ---------    -----          ----------     -----          --------
Total ....................................    5,100,000    100.0%         $7,704,000     100.0%
                                              =========    =====          ==========     =====


     The preceding table excludes deduction of underwriting commissions, discounts and other expenses of this offering.

                                CAPITALIZATION


     The following table sets forth our capitalization as of August 31, 2000:


     o on an actual basis; and

     o on a pro forma basis to reflect, upon completion of the initial public offering, a distribution to owners of the accumulated deficit and a subsequent charge of that deficit against the capital of the corporation. The amount of this difference has been reduced by a pro forma permanent difference attributable to the net operating loss carryforward and stock based compensation expense and a pro forma estimated ten percent (10%) interest expense charge on related party debt.

     o on a supplemental pro forma basis to reflect the receipt of the estimated net proceeds from the sale by us of 1,000,000 shares of common stock at an assumed initial public offering price of $7.00 per share and the conversion of $700,000 of debt, owed to our Chief Executive Officer, to 100,000 shares of common stock at the initial public offering price.


     This table should be read in conjunction with our financial statements and the accompanying notes appearing elsewhere in this prospectus.


                                                                                             Supplemental
                                                                                             Pro-forma as
                                                              Actual         Pro-forma         adjusted
                                                         ---------------   -------------   ---------------
                                                           (Unaudited)      (Unaudited)      (Unaudited)
Long-term debt .......................................    $      4,986        $  4,986      $      4,986
Stockholders' equity:
 Preferred stock, 1,000,000 authorized, none issued
   and outstanding . .................................              --              --                --
Common stock, $.001 par value per share, 20,000,000
 authorized, 4,000,000 issued and outstanding, actual;
 4,000,000 issued and outstanding, pro-forma
 5,100,000 issued and outstanding, supplemental
 pro-forma as adjusted ...............................           4,000           4,000             5,100
Additional paid-in capital ...........................       3,592,250              --         9,707,692
(Accumulated deficit) Retained earnings ..............      (3,551,698)         87,293        (3,551,698)
                                                          ------------        --------      ------------
Total stockholders equity ............................          44,552          91,293         6,161,094
                                                          ------------        --------      ------------
   Total capitalization ..............................    $     49,538        $ 96,279      $  6,166,080
                                                          ============        ========      ============



------------
The preceding table excludes:
o 500,000 shares reserved for grant under our stock option plan;
o 100,000 shares issuable upon exercise of the representative's warrants; and
o 150,000 shares issuable upon exercise of the over-allotment option.

                            SELECTED FINANCIAL DATA


     The following summary financial data and other data are qualified by reference to, and should be read in conjunction with, our financial statements and their related notes appearing elsewhere in this prospectus and "Plan of Operation." The selected statement of operations data shown below for the fiscal year ended May 31, 2000 and the balance sheet data as of May 31, 2000 are derived from our audited financial statements and the selected statement of operations data shown below for the three months ended August 31, 2000 and 1999 and the balance sheet data as of August 31, 2000 are derived from our unaudited interim financial statements, included elsewhere in this prospectus.



                                                                                Three months ended     Three months ended
                                               Year Ended       Year Ended        August 31, 2000       August 31, 1999
                                              May 31, 2000     May 31, 1999         (unaudited)           (unaudited)
                                             --------------   --------------   --------------------   -------------------
Statement of Operations Data:
Total revenues ...........................    $  4,136,430      $      --          $ 2,297,560             $ 122,500
Cost of Home Land Sales (2) ..............       3,602,974             --            2,040,037                52,859
Gross Profit .............................         533,456             --              257,523                69,641
Stock-based compensation expense .........       2,928,250             --                   --                    --
(Loss) income from operations ............      (3,634,022)       (10,004)             107,882               (59,015)
Net (loss) income ........................      (3,650,204)        (9,736)             114,036               (59,795)
Net (loss) income per share ..............           (1.01)     $   (0.01)                 .03             $    (.02)
Pro forma net (loss) income (1) ..........      (3,538,000)                             48,673
Pro forma net (loss) income per share
 (basic and diluted) (1) .................           (0.98)                                .01
Supplemental pro forma
 net (loss) income per share
 (basic and diluted) (3) .................    $      (1.00)                        $       .03


                                                                              August 31, 2000     May 31, 2000
                                                                             -----------------   -------------
Balance Sheet Data:                                                              (unaudited)
Cash and cash equivalents ................................................     $    607,990       $  521,882
Total current assets .....................................................        2,467,389        2,663,324
Working capital (deficit) ................................................         (291,263)        (253,275)
Total assets .............................................................        2,808,190        2,853,528
Total long-term and related party debt (excluding current portion) .......            4,986            6,413
Total liabilities ........................................................        2,763,638        2,923,012
Stockholders' equity (deficiency) ........................................     $     44,552       $  (69,484)


(1) The pro forma net loss reflects Amedore Homes, Inc.'s status as a C corporation rather than as an S corporation for Federal income tax purposes and interest expense on related party debt. See Note 1 to "Notes to Financial Statements."

(2) Cost of Home and Land Sales includes $299,013 from related parties for the year ended May 31, 2000. See Note 6 to "Notes to Financial Statements."

(3) The supplemental pro forma net loss reflects the issuance of 100,000 shares to our chief executive officer for purposes of retiring $700,000 in related party debt and also assumes the retirement of the remainder of related party debt (approximately $620,000) from a portion of the proceeds received in this offering. See Note 1 to "Notes to Financial Statements."

                               PLAN OF OPERATION

     The following discussion should be read in conjunction with our Financial Statements and the accompanying notes thereto appearing elsewhere in this prospectus.


Overview

     We design, build, develop and market single-family homes, primarily in suburban residential areas located in the Capitol Region of New York State, with a focus on middle and high income communities. Generally, the communities in which we build homes are located on property which was previously developed by us or which we acquired fully improved.

     We seek to maximize our return on capital and minimize risks associated with land investment by employing a conservative land acquisition policy. We accomplish this strategy by acquiring options to purchase lots at predetermined prices and focusing on development sites where we expect to have less than a three-year lot inventory. We have in the past and may in the future acquire undeveloped land prior to obtaining all necessary governmental approvals in order to obtain better terms or prices.


Plan of Operation

     We intend to increase our marketing and selling efforts through a multimedia advertising campaign that will include television, radio and real estate publications. We believe that our increased marketing efforts will generate more customer traffic to our communities and help increase our sales as well as our market share of the new home market in the Capitol Region of New York State. Although we have experienced rising interest rates during the last twelve months, our sales have increased on a quarter-to-quarter basis, and we expect our sales to continue to expand, although there can be no assurance of increased sales. We intend to increase the number of new homes we build and the number of planned communities we develop.

     We believe that the proceeds from this offering will be sufficient to fund our current and proposed operations and we will not need to raise additional funds for at least twelve months following the completion of this offering.

     We do not expect to purchase any significant equipment or anticipate the hiring of a significant number of employees, although we will increase the number of sub-contractors which we contract with in connection with our increased production of new homes and development of planned communities.



Results of Operations


Three months ended August 31, 2000 and 1999

     Total Revenues. For the three months ended August 31, 2000, revenues increased to $2,297,560 from $122,500 in the corresponding period of 1999. This increase is due to the fact that during the three month period ended August 31, 1999 we were in the beginning stages of our operations.

     Costs of Home Land Sales. For the three months ended August 31, 2000, costs of home and land sales increased to $2,040,037 from $52,859 in the corresponding period of 1999. This increase is due to the fact that during the three month period ended August 31, 1999 we were in the beginning stages of our operations.

     Gross Profit. For the three months ended August 31, 2000, gross profit increased to $257,523 from $52,859 in the corresponding period of 1999. This increase is due to the fact that during the three month period ended August 31, 1999 we were in the beginning stages of our operations.

     Operating Expenses. For the three months ended August 31, 2000, operating expenses increased to $149,641 from $128,656 in the corresponding period of 1999. This increase is due to additional sales and marketing costs during the three months ended August 31, 2000 as compared to the comparable period in 1999.

     Net income (loss). For the three months ended August 31, 2000 we had net income of $114,036 as compared to a net loss of $59,795 for the corresponding period of 1999. This increase is due to the fact that during the three month period ended August 31, 1999 we were in the beginning stages of our operations.

Year ended May 31, 2000

     For the year ended May 31, 1999 we had no revenues.


     Total Revenues. Total revenues include the sale of our homes as well as construction management fees. Total revenues amounted to $4,136,430 for the year ended May 31, 2000.

     Costs of Home and Land Sales. Costs of home and land sales include construction costs and the purchase price of each lot we develop. Cost of home and land sales totaled $3,602,974 for the year ended May 31, 2000.

     Gross Profit. For the year ended May 31, 2000, we had a gross profit of $533,456 or 12.9%. We expect our gross profit to increase as we increase the number of homes we build as a result of increased purchasing volume discounts.

     Operating Expenses. Operating expenses consist of payroll and related expenses for executive, accounting and administrative personnel, recruiting, professional fees, and other corporate expenses, including stock based compensation expense and legal expense in the amounts of $2,928,250 and $663,000, respectively. Operating expenses totaled $4,167,478 for the year ended May 31, 2000. We do not expect operating expenses to increase significantly as we increase our business volume, since we employ subcontractors on a job-by job basis it is not necessary to significantly increase the size of our staff as our business grows.

     Net loss. We incurred a net loss of $3,650,204 for the year ended May 31, 2000, and may continue to incur net losses in the future.


Liquidity and Capital Resources



     Since inception we have funded our capital requirements primarily through loans from our stockholders as well as from cash generated from operations and through our $500,000 line of credit with Hudson River National Bank. The line of credit bears interest at a variable rate of prime plus 1.5% and has a limit of $500,000. The line of credit expires on November 1, 2000 and is secured by our accounts receivable, inventory, equipment and contract rights. As of August 31, 2000, the amount outstanding under the line of credit was $483,337. As of August 31, 2000, we had working capital deficiency of $291,263 and a stockholders' equity of $44,552. Through August 31, 2000, we borrowed an aggregate of $1.45 million from George A. Amedore, Sr., which was used for working capital, which does not bear interest and is payable on demand. As of August 31, 2000, approximately $1,320,000 was due to Mr. Amedore which as full satisfaction of this debt Mr. Amedore has agreed to accept $620,000 from the proceeds of this offering and convert approximately $700,000 of the remaining debt into shares of our common stock at the initial public offering price.


     In February 2000, we acquired 13 lots for an aggregate purchase price of $130,000 for which we issued a promissory note to the seller. The note is payable on January 1, 2001 and bears interest at a rate of 8.5% per annum. As of August 31, 2000, $60,000 was outstanding under this note, all of which will be repaid out of the net proceeds of this offering.


     For the period ended August 31, 1999, net cash used in operating activities was $90,980 which is primarily attributable to a net loss of $59,795, an increase in inventory of $105,500, an increase in prepaid expenses of $45,432, an increase in accounts payable of $43,398 and an increase in customer deposits of $59,912.


     For the period ended August 31, 2000, net cash provided by operating activities was $349,577 which was primarily attributable to a decrease in inventory of $401,633, net income of $114,036, an increase in accounts payable of $83,535, offset primarily by an increase in accounts receivable of $114,184 and an increase in customer deposits of $141,609.


     For the period ended August 31, 1999, net cash used in investing activities was $29,531 which was solely attributable to an increase in capital expenditures.

     For the period ended August 31, 2000, net cash used in investing activities was $26,978 which was solely attributable to an increase in capital expenditures.

     For the period ended August 31, 1999, net cash provided by financing activities was $192,684, which was primarily attributable to an increase in related party debt of $250,000, offset by payments on related party debt of $30,784 and an increase of deferred stock issuance costs of $52,378.

     For the period ended August 31, 2000, net cash used in financing activities was $236,491, which was primarily attributable to an increase in deferred stock issuance costs of $129,791, payment of related party debt of $85,393 and payment on a land note of $20,000.


     For the period ended May 31, 1999, net cash used in operating activities was $4,062 which is attributable to a net loss of $9,736 and depreciation of $5,674.

     For the period ended May 31, 2000, net cash used in operating activities was $1,128,139 which was primarily attributable to an increase in inventory of $2,002,069, a net loss of $3,650,204 (which includes a non-cash charge of $2,928,250 in stock based compensation expense and $663,000 for stock issued for legal expenses), an increase in prepaid expenses of $3,366 and an increase of accrued expenses of $14,535, offset primarily by an increase in accounts payable of $607,848, an increase in customer deposits of $318,106 and an increase of receivable from related party of $16,007.

     For the period ended May 31, 1999, net cash used in investing activities was $8,300 which was solely attributable to an increase in capital expenditures.

     For the period ended May 31, 2000, net cash used in investing activities was $55,034 which was solely attributable to an increase in capital expenditures.

     For the period ended May 31, 1999, net cash used in financing activities was $10,293, which was attributable to payments of related party debt of $11,088 and auto loans of $7,141, offset by proceeds from a line of credit of $7,936.

     For the period ended May 31, 2000, net cash provided by financing activities was $1,705,055, which was primarily attributable to proceeds from a loan to us from our Chief Executive Officer of $1,450,000, proceeds from a line of credit of $475,401, offset by deferred stock issuance costs of $113,666, payment of related party debt of $62,123, payment on a land note of $40,000 and payment on an auto loan of $4,556.


     Based on our operating plan, we believe that the proceeds from this offering, along with cash flow from operations, will be sufficient to fund our current and proposed activities for at least twelve months from completion of this offering. Thereafter, our continued operations will depend on cash flow from operations and our ability to obtain additional financing if necessary. We have no arrangements or commitments for any future financing, and no assurance can be given that any required financing will be available to us in the future on favorable terms, if at all. If we are unable to generate sufficient cash flow from operations or obtain additional financing when needed, our operations may be materially adversely affected.

                                   BUSINESS



     We design, build, develop and market single-family homes, primarily in suburban residential areas located in the Capitol Region of New York State, with a focus on middle and high income communities. The Capitol Region includes Albany, Schenectady, Saratoga and Rensselaer counties, each of which has experienced significant population and job growth over the past several years. We typically offer single-family homes at prices ranging from $130,000 to $450,000, with an average sale price of $209,000, excluding customized options. Our attached single-family homes are offered at prices ranging from $130,000 to $200,000, with an average sale price of $176,000, excluding customized options. As of August 31, 2000, we had 30 houses under construction in six separate communities. Generally, the communities in which we build houses are located on property which was previously developed by us or which we acquired fully improved.



     Our senior management has been involved in the homebuilding industry in the Capitol Region of New York State for over thirty years. In 1996 our senior management joined with the management of Traditional Builders Inc., a local builder in the Capitol Region, to form Traditional Amedore Homes, Inc. which operated through 1999. During this three year period Traditional's revenues grew to approximately $26 million for the year ended December 31, 1999.


     Our homebuilding and community development operation is positioned to compete with high volume builders since we offer a broader selection of homes with more amenities and greater design flexibility than typically offered by volume builders. We offer the homebuyer the ability to select various design features according to their personal preferences. Through a volume building approach, our custom homes generally offer more value than those offered by local, lower-volume custom builders, primarily due to effective purchasing, construction and marketing programs. While most design modifications and customized options are significant to the homebuyer, they typically involve relatively minor adjustments that allow us to maintain construction efficiencies that result in greater profitability due to increased sales prices and margins. We believe that our ability to meet the design tastes of prospective homebuyers at competitive prices distinguishes us from many of our competitors.


Our strategy


     We seek to distinguish ourselves from other production homebuilders and to respond rapidly to changing market conditions through a business strategy focused on the following:


     Superior design and quality. We believe we maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design features and are situated in premium locations. We believe that we generally offer higher caliber homes in their defined price range or category than those built by our competitors.


     Product breadth. We design our new homes to appeal to a wide variety of consumers. We target entry- level and move-up buyers, offering homes at prices that reflect the production efficiencies of a high-volume tract builder. We offer homes at prices ranging between $130,000 and $450,000 and ranging in size from 1,400 square feet to 4,500 square feet. We believe this product breadth helps to reduce exposure to variable economic cycles.


     Highest level of service. We are committed to achieving the highest level of customer satisfaction as an integral part of our competitive strategy. During the sales process our experienced sales personnel keep customers informed of their home's construction progress. After delivery, our customer care departments respond to any questions or warranty matters a customer may have.


     Conservative land acquisition policy. We seek to maximize our return on capital employed by practicing a conservative land acquisition policy that minimizes risks associated with land investment. We accomplish this by:

     o focusing on development sites where we expect to have less than a three-year lot inventory;

     o generally purchasing land subject to complete entitlement, including zoning and utility services; and

     o controlling lots on a non-recourse, rolling option basis where we have the right, but not the obligation, to buy lots at predetermined prices based on a takedown schedule that reflects anticipated home closings.


     We have in the past and may in the future acquire undeveloped land prior to obtaining all necessary governmental approvals in order to obtain better terms or prices. In addition, we intend to directly acquire, where appropriate, quality residential properties that are in high demand for use in our homebuilding operations and for sale to third-party homebuilders.


     Cost management. We have focused on controlling costs and minimizing overhead. We seek to reduce costs by:


     o using subcontractors to carry out home construction and site improvement on a fixed- price basis;

     o obtaining favorable pricing from subcontractors through long-term relationships and large volume jobs;

     o reducing interest carry by minimizing our inventory of unsold or speculative homes and shortening the home construction cycle;

     o generally beginning construction on a home under contract only after a satisfactory down payment and/or receipt of mortgage approval has been received from the buyer;

     o minimizing overhead by centralizing certain administrative activities;
       and

     o maintaining management information systems to allow the monitoring of homebuilding production, scheduling and budgeting.


     Expansion in new and existing markets. Depending on market conditions, we may explore expansion opportunities in new or existing geographic areas where we see an ability to exploit a competitive advantage. Expansion may take place through strategic acquisitions of existing homebuilders, through start-up operations or through internal growth.



Geographic markets


     As of August 31, 2000, we owned lots in various stages of development with respect to approximately six projects in the Capitol Region of New York State, which includes Albany, Schenectady, Saratoga and Rensselaer counties. We are currently selling homes in each of these developments. The homes for sale currently range in size from 1,800 square feet to 3,800 square feet and are currently priced from $150,000 to $320,000.


     The following table sets forth the estimated number of homes under construction and lots owned, under option and controlled as of August 31, 2000:



Estimated Number of Housing Units that could be Constructed on Land Controlled as of August 31, 2000


                              Lots           Lots         Lots            Lots
        County           under contract     owned     under option     controlled     Total
---------------------   ----------------   -------   --------------   ------------   ------
Albany ..............           8            8               0             31          47
Schenectady .........          12            0               0              0          12
Saratoga ............          17            0             125              0         142
Total ...............          37            8             125             31         201

     Lots under contract represents parcels of land which we have agreed to acquire which will be transferred directly from a third-party to the purchaser of the home upon closing.


     Lots owned represents parcels of land that are 100% owned by us.


     Lots under option represents parcels of land upon which we have the option to acquire in the future.

     Lots controlled represents parcels of land owned by third parties, typically companies we venture with, on which we have the exclusive right to construct homes.

     The above table includes completed model homes. Additionally, we cannot assure you that we will actually acquire any lots under option.

Developments in process


     The table below summarizes the residential developments in process as of August 31, 2000 in our geographic markets:


                          Number of projects      Number of projects         Total
        County           held for development       in sales stage       units planned
---------------------   ----------------------   --------------------   --------------
Albany ..............             1                       4                    47
Schenectady .........             0                       1                    12
Saratoga ............             1                       2                   142
Total ...............             2                       7                   201


     The number of projects held for development includes owned projects with houses in planning, development, construction and sales stages. The number of projects in the sales stage includes projects where the sales office has opened, reservations are being taken or sales contracts are being executed. The total units planned includes units under construction, backlog and lots under option in owned projects.

Land acquisition

     Prior to acquiring land we complete extensive comparative studies and analyses to evaluate the economic feasability of each land acquisition. We generally follow a policy of acquiring options to purchase land for future community developments. We attempt to acquire land with a minimum cash investment and negotiate takedown options, thereby limiting our financial exposure to the amounts invested in property and pre-development cost. This policy of land acquisition may raise the price of land that we acquire, but significantly reduces our risk. This policy generally allows us to obtain necessary development approvals before acquisition of the land, thereby enhancing the value of the options and the land eventually acquired.


     The options and purchase agreements that we enter into are typically subject to numerous conditions, including, but not limited to, our ability to obtain necessary governmental approvals for the proposed community. Generally, the deposit on the agreement will be returned to us if all approvals are not obtained, although pre-development cost may not be recoverable. By paying an additional, non-refundable deposit, we have the right to extend a significant number of options for varying periods of time. In all instances, we have the right to cancel any of our land option agreements by forfeiture of our deposit on the agreement. In these instances, we are generally not able to recover any pre-development costs.

     Our development activities include site planning and engineering, obtaining environmental and other regulatory approvals, constructing roads, sewer, water, and drainage facilities. Development activities are performed by our staff, together with independent architects, consultants, and contractors.

     The types of land acquisitions have been in the following categories:

     o Fully approved developed lots (finished);

     o Approved land not developed (not finished);

     o Raw land with semi approvals; and

     o Raw land no approvals.


     As of August 31, 2000, our land acquisitions were allocated in the following percentages:

     o Finished Lots -- 21%

     o Approved not Finished -- 16%

     o Semi Approved -- 63%

     o No Approvals -- 0%

     We expect to continue to acquire similar types of land as described above for the foreseeable future.


     Sales of land and lots have not previously had a significant impact on our financial results. However, we will maintain the flexibility to sell land and lots to take advantage of market opportunities that may exist.


Product design


     We purchase designs and architectural plans from a number of outside architects, designers, engineers, consultants and subcontractors. While some of the our employees are involved in various stages of the design process, we believe that the use of third parties for the production of the final design, engineering and construction reduces our costs and increases design innovation and quality. We believe it is critical to coordinate the design process with our construction and sales and marketing efforts to ensure an appropriate balance between market responsiveness, design innovation, construction effectiveness and quality.


     We create architectural variety within our projects by offering numerous models, floor plans, and exterior styles in an effort to enhance home values by creating diversified neighborhood looks within our projects. We offer homebuyers the opportunity to select numerous customized options to both the interior and exterior of their homes.


Development and construction


     We act as the general contractor for the construction of our projects. Virtually all construction work for our projects are performed by subcontractors. Our employees, specifically our superintendents, coordinate the construction of each project and the activities of subcontractors and suppliers, and subject their work to quality and cost controls and compliance with zoning and building codes. Subcontractors typically are retained on a phase-by-phase basis to complete construction at a fixed price. Agreements with the subcontractors are generally entered into after competitive bidding on a project by project basis. We have established relationships with a large number of subcontractors and are not dependent to any material degree upon the services of any one subcontractor and believes that, if necessary, we can generally retain sufficient qualified subcontractors for each aspect of construction. We believe that our method of operations enables us to readily and efficiently adapt to changes in housing demand and to avoid fixed costs associated with retaining construction personnel.


     We typically develop our projects in several phases generally averaging approximately fifteen to forty homes per phase. From market studies, we determine the number of homes to be built in the first phase, the appropriate price range for the market and other factors. The first phase of home construction is generally small to reduce risk while we measure consumer demand. Construction generally does not begin until some sales have occurred, except for construction of model homes. Subsequent phases are generally not started until 50% to 75% of the homes in the previous phase have been sold. Sales prices in the second phase are then adjusted to reflect market demand as evidenced by sales results in the first phase. With each subsequent phase, we continue to accumulate market data which, along with information such as time of year, the local labor situation and the availability of materials and supplies, enables us to determine the pricing, timing and size of subsequent phases. Although the time required to complete a phase varies from development to development depending on the above factors, we typically complete construction of a phase within 10 to 24 months for larger homes and 6 to 18 months for smaller homes.


Sales and marketing


     We typically build, furnish and landscape model homes for each project and maintain on-site sales offices, which are usually open seven days a week. We believe that model homes play a particularly important role in the marketing efforts of our projects. Consequently, we expend significant effort in creating an attractive atmosphere in our model homes. Interior decorations vary among our models and are carefully selected based upon the lifestyles of targeted buyers. Structural changes in design from the model homes generally are not permitted, but homebuyers may select various optional construction and design amenities.

     We normally sell all of our homes through sales representatives employed by us who work from the sales offices located either at the model homes or at sales centers used in each subdivision. We also use cooperative brokers to sell our homes. Our sales representatives are available to assist prospective buyers by providing them with floor plans, price information and tours of model homes, and to assist them with the selection of options and upgrades. Sales representatives attend periodic meetings at which they are provided with information regarding other products in the area, the variety of financing programs available, construction schedules and marketing and advertising plans.


     We generally open an on-site sales office before the construction of the model home is completed. This on-site sales office is utilized as a temporary sales center to commence the sales process to potential customers. Potential homebuyers may reserve a home by submitting a refundable deposit (a reservation deposit) usually ranging from $1,500 to $3,000 and executing a reservation document. We then conduct preliminary research concerning the credit status of the potential homebuyer in order to "pre-qualify" the homebuyer. Once the prospective homebuyer has been "pre-qualified" and there is a strong indication that the homebuyer will qualify for a mortgage (although final loan approval is still pending), the homebuyer must then convert the reservation deposit to an "earnest money deposit" and complete a purchase contract for the purchase of their home. We attempt to keep our contract cancellation rate low by attempting to pre-qualify prospective homebuyers and by allowing homebuyers to customize their homes at an early point in the purchase process. When home purchase contracts are canceled, damages are usually limited to a percentage of the purchase price of the home and may be less pursuant to applicable law or to the terms of the purchase contract. When home purchase contracts are canceled, we have historically been able to identify alternate homebuyers.

     We make extensive use of advertising and promotional resources, including newspaper advertisements, realtor promotions, showcase presentations for custom homes, newsletters, brochures, direct mail and the placement of strategically located sign boards in the immediate areas of projects. Because we usually offer multiple projects within a market area, we are able to utilize local advertising that highlights all of our projects within that same market area.

     In addition, our internet website located at "www.Amedorehomes.com" has a complete listing of all of our new developments along with pictures of homes and details of each community being developed.


Backlog and inventory

     We typically pre-sell homes prior to and during construction through home purchase contracts requiring earnest money deposits or through reservation documents requiring reservation deposits.


     Generally, reservation deposits are refundable, but home purchase contracts are not cancelable unless the customer is unable to sell their existing home, qualify for financing or under other limited circumstances. A home sale is placed in backlog status upon execution of such a contract or reservation and receipt of an earnest money deposit or reservation deposit and is removed when such contracts or reservations are canceled as described above or the home purchase escrow is closed. As of August 31, 2000, we had a backlog of $5,153,499. We anticipate that this backlog will be filled in the next six months.



Homeowner warranty

     We provide homeowners with a limited warranty which we will correct for a limited period of time deficiencies listed in the homeowner warranty manual. The warranty does not, however, include items that are covered by manufacturer's warranties (such as appliances and air conditioning) or items that are not installed by our employees or contractors hired by us (such as flooring installed by an outside contractor employed by the homeowner).


Competition

     The homebuilding industry is highly competitive. In each of the markets in which we operate, we compete in terms of location, design, quality and price with numerous other residential builders, including large national and regional firms, some of which have greater financial resources than us. As we enter and until we develop a reputation in a new market area, we can expect to face even more significant competitive pressures. In certain markets, we may from time to time engage in redesigns of product and/or make changes in existing model homes to make our product more competitive. Such redesigns and/or changes may cause us to incur additional expenses and/or to write-off previous investments in such design or model homes.


Regulation

     The housing industry is subject to increasing environmental, building, zoning and real estate sales regulations by various federal, state and local authorities. Such regulations affect home building by specifying, among other things, the type and quality of building materials that must be used, certain aspects of land use and building design, as well as the manner in which we conduct sales activities and otherwise deal with customers.

     In developing a project, we must increasingly obtain the approval of numerous government authorities which regulate such matters as land use and level of density, the installation of utility services, such as water and waste disposal, and the dedication of acreage for open space, parks, schools and other community purposes. If such authorities determine that existing utility services will not adequately support proposed development, building moratoriums may be imposed. As a result, we devote an increasing amount of time to evaluating the impact of governmental restrictions imposed upon a new residential development. Furthermore, as local circumstances or applicable laws change, we may be required to obtain additional approvals or modifications of approvals previously obtained. Such increasing regulation has resulted in a significant increase in time between our initial acquisition of land and the commencement and completion of our developments.


Raw materials

     All of the raw materials and most of the components used in our business are readily available in the United States. Most are standard items carried by major suppliers. However, a rapid increase in the number of homes started could cause shortages in the availability of such materials, thereby leading to delays in the delivery of homes under construction. In addition, increases in the price of lumber and other materials have a negative impact on margins. In order to maintain our quality standards while providing a product at good value, we have used and will under appropriate market circumstances consider the further use of alternative materials, such as metal studs and framing in some of our projects.


Employees

     We currently employ 9 persons, consisting of 3 in management, 2 administrative staff and 4 field laborers. None of our employees are covered by a collective bargaining agreement. We believe we have good relations with our employees.


Properties

     Our principal executive offices are located at 3434 Carman Road, Suite 110, Schenectady, New York 12303, where we currently lease approximately 2,200 square feet of office space at an annual rate of $24,480. This lease expires on May 31, 2005. We believe that our current office space is adequate for our current and future operating activities.


Legal Proceedings

     Other than claims made in the ordinary course of our business, we are not party to any material legal proceedings.

                                  MANAGEMENT


     The following table sets forth information about our directors, executive officers and key personnel as of the date of this prospectus.


               Name                  Age                         Position
---------------------------------   -----   --------------------------------------------------
George A. Amedore, Sr. ..........   52      Chief Executive Officer and Chairman of the Board
George A. Amedore, Jr. ..........   31      Executive Vice President, Secretary and Director
Joseph Zappala ..................   65      Director
Marc B. Mazur ...................   41      Director
David S. DiGesare ...............   47      Director


     George A. Amedore, Sr. has served as our Chief Executive Officer and Chairman of our board of directors since June 1999. From January 1996 to May 1999, Mr. Amedore served as President of Traditional Amedore Homes Inc., a home building and land development company based in the Albany metropolitan area of New York State. From 1979 to January 1996, Mr. Amedore served as President of Amedore & Sons Builders, Inc. Mr. Amedore has over 30 years of experience in the home building industry.


     George A. Amedore, Jr. has served as our Executive Vice President and Secretary since June 1999 and as a director since January 2000. Mr. Amedore's management duties have been focused on sales management, site selection, product design, pricing and development of advertising and marketing. From January 1996 to June 1999, Mr. Amedore was the General Manager and Vice President of Sales an Marketing of Traditional Amedore Homes Inc., a home building and land development company based in the Albany metropolitan area of New York State. From March 1992 to January 1996, Mr. Amedore was employed as Vice President of Sales and Marketing of Amedore & Sons Builders, Inc. He has been employed in the real estate sales, development and construction business since 1987. Mr. Amedore is a licensed New York State real estate broker. Mr. Amedore has been a member of the board of directors of the Schenectady Homebuilders Association since January 1999.



     Joseph Zappala has been a member of our board of directors since January 2000. Since January 1995, Mr. Zappala has served as Chairman and a member of the board of managers of CarePlus, LLC, a growing Medicaid and Child Health Plus health maintenance organization. Mr. Zappala was on the Boards of Directors of the International Thoroughbreds Association from June 1997 to January 1999 and Miami Subs, Inc. from June 1995 to July 1999. Mr. Zappala was appointed by United States President George Bush and served as the United States Ambassador to Spain from 1989 to 1992. Mr. Zappala has been a Florida-based business executive for over 35 years with experience in various industries, including healthcare, banking, real estate and manufacturing.



     Marc B. Mazur has been a member of our board of directors since January 2000. Mr. Mazur is currently the Vice President-Strategic Business Development of Careinsite Inc., an internet healthcare company that provides clinical and administrative tools to healthcare participants. From 1997 to 1999 Mr. Mazur acted as a consultant to companies in the healthcare and financial services industries where he provided strategic advice, developed marketing objectives and assisted in client development. Mr. Mazur's clients included Goldman Sachs & Co., Franklin Health Inc. and Moon Communications Inc. In 1995 Mr. Mazur co-founded AP Healthcare LLC, where he served as President and CEO until 1997. AP Healthcare was formed to evaluate and prevent the growth of Aspiration Pneumonia. From 1987-1993 and from 1995-1996, Mr. Mazur was Vice President-International Fixed Income with Goldman Sachs & Co. Mr. Mazur received his J.D. from Villanova University, School of Law in 1984 and earned a B.A. in Economic Political Science from Columbia University in 1981. Mr. Mazur currently serves as a member of the board of the Columbia College Alumni Association, NADAP (National Association on Drug Abuse Problems) and the NY State Governor's Advisory Committee on Managed Long Term Care.


     David S. DiGesare has been a member of our board of directors since September 2000. Since 1985 Mr. DiGesare has been the President and Chief Executive Officer of DiGesare Mechanical Inc., a company specializing in the installation of plumbing and heating systems in institutional, industrial and large commercial projects. In 1990 DiGesare Mechanical was named by "Inc. Magazine" to the "Inc. 500" which featured the 500 fastest growing private companies in the United States. From 1988 to present Mr. DiGesare has served as the President of Condor Development, a commercial development company. From 1989 to 1993 Mr. DiGesare served on the executive board of the Mechanical Contractors Association of America, and from 1993 to 1995 served as its president. Mr. DiGesare also serves as Chairman and trustee for the Pension and Welfare fund for Local Union 7 Plumbers and Pipefitters. Mr. DiGesare received an AAS in Civil Technology from Hudson Valley Community College in 1973.


Board composition

     Our board of directors consists of five directors. At each annual meeting of our stockholders, all of our directors are elected to serve from the time of election and qualification until the next annual meeting of stockholders following election. In addition, our bylaws provide that the maximum number of directors may not be more than nine. The exact number is to be determined from time to time by resolution of the board of directors.

     Each officer is elected by, and serves at the discretion of, our board of directors. Each of our officers and directors, other than independent directors, devotes his full time to our affairs. Our independent directors devote the amount of time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors or officers, except for George A. Amedore, Sr. and George A. Amedore, Jr. who are father and son, respectively.


Committees of the board

     Our board of directors has an audit committee and a compensation committee.

     The audit committee will make recommendations to the board of directors regarding the independent auditors for us, approve the scope of the annual audit activities of our independent auditors, review audit results and will have general responsibility for all of our auditing related matters. George A. Amedore, Sr., Joseph Zappala and Marc B. Mazur are the current members of the audit committee.

     The compensation committee will review and recommend to the board of directors the compensation structure of our officers and other management personnel, including salary rates, participation in incentive compensation and benefit plans, fringe benefits, non-cash perquisites and other forms of compensation. George A. Amedore, Sr., Joseph Zappala and David DiGesare are the current members of the compensation committee.


Compensation of directors

     Independent directors will receive an annual director's fee of: (a) $2,500; and (b) 5,000 options to purchase shares of our common stock. Employee directors will not receive additional compensation for serving on our board of directors. All directors will be reimbursed for out-of-pocket expenses incurred in attending meetings of the board of directors and committee meetings.



Executive compensation


                          Summary Compensation Table


     The following table provides a summary of cash and non-cash compensation for the year ended May 31, 2000 with respect to the following executive officer of Amedore Homes:

                                                    Annual Compensation                        Long-Term Compensation
                                          ---------------------------------------  ----------------------------------------------
                                                                                            Awards                  Payouts
                                                                                   -------------------------  -------------------
                                                                                                  Securities
                                                                          Other                     Under-                  All
                                                                          Annual    Restricted      lying                  Other
                                                                         Compen-       Stock       Options/      LTIP     Compen-
                                                     Salary     Bonus     sation     Award(s)        SARs      Payouts    sation
Name And Principal Position                Year       ($)        ($)       ($)          (#)          (#)         ($)        ($)
----------------------------------------  ------  -----------  -------  ---------  ------------  -----------  ---------  --------
George A. Amedore, Sr.,
 Chairman and Chief Executive Officer ..  2000     $156,000      0         0            0             0          0          0

Employment agreements



     On July 5, 2000, we entered into a five-year employment agreement with George A. Amedore, Sr. at an annual salary of $240,000. If we achieve the following performance levels we will be obligated to pay Mr. Amedore the following bonuses: (a) $25,000 if we achieve gross revenues of $12,000,000 and $430,000 in net income for the year ended May 31, 2001, (b) $50,000 if we achieve gross revenues of $18,500,000 and $800,000 in net income for the year ended May 31, 2002, and (c) $75,000 if we achieve gross revenues of $22,250,000 and $1,000,000 in net income for the year ended May 31, 2003. For the remaining term of Mr. Amedore employment agreement beyond May 31, 2003, Mr. Amedore's bonus will be determined and paid in accordance with policies set from time to time by our board of directors. Mr. Amedore is also entitled to an automobile allowance of $600 per month during the term of this agreement. The agreement also contains confidentiality provisions and a covenant not to compete with us during the term of this agreement and for one (1) year after the termination of this agreement. Mr. Amedore's employment may only be terminated by us for cause. The employment agreement provides for termination based on death, disability or voluntary resignation and for severance payments upon termination in the event Mr. Amedore is terminated without cause, as described in the agreement, or he terminates his employment agreement for good reason as described in the agreement. In the event the employment agreement is terminated other than for good cause by us, then the executive shall receive severance payments equal to the compensation payable through the balance of the term of the agreement plus any bonus he would have otherwise been entitled to receive.


     On July 5, 2000, we entered into a three-year employment agreement with George A. Amedore, Jr. at an annual salary of $125,000. If we achieve the following performance levels we will be obligated to pay Mr. Amedore the following bonuses: (a) $25,000 if we achieve gross revenues of $12,000,000 and $430,000 in net income for the year ended May 31, 2001, (b) $50,000 if we achieve gross revenues of $18,500,000 and $800,000 in net income for the year ended May 31, 2002, and (c) $75,000 if we achieve gross revenues of $22,250,000 and $1,000,000 in net income for the year ended May 31, 2003. Mr. Amedore is also entitled to an automobile allowance of $600 per month during the term of this agreement. The agreement also contains confidentiality provisions and a covenant not to compete with us during the term of this agreement and for one
(1) year after the termination of this agreement. Mr. Amedore's employment may only be terminated by us for cause. The employment agreement provides for termination based on death, disability or voluntary resignation and for severance payments upon termination in the event Mr. Amedore is terminated without cause, as described in the agreement, or he terminates his employment agreement for good reason as described in the agreement. In the event the employment agreement is terminated other than for good cause by us, then the executive shall receive severance payments equal to the compensation payable through the balance of the term of the agreement plus any bonus he would have otherwise been entitled to receive.



Stock Option Plan


     In June 2000 , the board of directors and shareholders adopted the 2000 stock option plan. The plan will be administered by the compensation committee or our board of directors, who will determine among other things, those individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock issuable upon the exercise of the options and the option exercise price. The options may be granted as either or both of the following: (a) incentive stock options, or (b) non-qualified stock options. 500,000 shares may be issued under this plan. To date no options have been granted under the plan.


     In connection with the plan, the exercise price of each incentive stock option may not be less than 100% of the fair market value of our common stock on the date of grant or 110% of fair market value in the case of an employee holding 10% or more of our outstanding common stock. The aggregate fair market value of shares of common stock for which incentive stock options granted to any employee are exercisable for the first time by such employee during any calendar year, pursuant to all of our, or any related corporation's, stock option plan, may not exceed $100,000. Non-qualified stock options may be granted at a price determined by our compensation committee, but not at less than 85% of the fair market value of our common stock. Stock options granted pursuant to our stock option plan will expire not more than ten years from the date of grant.

     The plan is effective for a period of ten years, expiring in 2010. Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to us. The plan is designed to enable our management to attract and retain qualified and competent directors, employees, consultants and independent contractors. Options granted under the plan may be exercised for up to ten years, and shall be at an exercise price all as determined by our board. Options are non-transferable except by the laws of descent and distribution or a change in control of us, as defined in the plan, and are exercisable only by the participant during his or her lifetime. Change in control includes (a) the sale of substantially all of the assets of us and merger or consolidation with another company, or (b) a majority of the board changes other than by election by the stockholders pursuant to board solicitation or by vacancies filled by the board caused by death or resignation of such person.

     If a participant ceases affiliation with us by reason of death, permanent disability or retirement at or after age 70, the option remains exercisable for one year from such occurrence but not beyond the option's expiration date. Other types of termination allow the participant three months to exercise, except for termination for cause which results in immediate termination of the option.

     Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by us become available again for issuance under the plan.

     The plan may be terminated or amended at any time by our board of directors, except that the number of shares of common stock reserved for issuance upon the exercise of options granted under the plan may not be increased without the consent of our stockholders.


Limitations of liability and indemnification of directors and officers

     Our restated certificate of incorporation and by-laws limit the liability of directors and officers to the maximum extent permitted by New York law. We will indemnify any person who was or is a party, or is threatened to be made a party to, an action, suit or proceeding, whether civil, criminal, administrative or investigative, if that person is or was a director, officer, employee or agent of us or serves or served any other enterprise at our request.

     In addition, our certificate of incorporation provides that generally a director shall not be personally liable to us or our stockholders for monetary damages for breach of the director's fiduciary duty. However, in accordance with New York law, a director will not be indemnified for a breach of his duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation or any transaction from which the director derived improper personal benefit.

     We intend to purchase and will maintain directors' and officers' insurance, the amount of which has not yet been determined. This insurance will insure directors against any liability arising out of the director's status as our director, regardless of whether we have the power to indemnify the director against liability under applicable law.

     The underwriting agreement also contains provisions whereby we agree to indemnify the underwriters, each officer and director of the underwriters, and each person who controls the underwriters within the meaning of Section 15 of the Securities Act, against any losses, liabilities, claims or damages arising out of alleged untrue statements or alleged omissions of material facts contained in the registration statement or prospectus.

     We have been advised that the position of the Securities and Exchange Commission that insofar as the indemnification provisions referenced above may be invoked to disclaim liability for damages arising under the Securities Act, these provisions are against public policy as expressed in the Securities Act and are, therefore, unenforceable.

                            PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of the date of this prospectus, information with respect to the beneficial ownership of our common stock by:

     o each of our directors;

     o each executive officer named in the Executive compensation section under "Management";

     o all of our executive officers and directors as a group; and

     o each person known by us who beneficially owns 5% or more of the outstanding shares of our common stock.

     Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned.


     A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this prospectus upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person, but not those held by any other person, and which are exercisable within 60 days from the date of this prospectus have been exercised. Unless otherwise indicated, we believe that all persons named in this table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. Common stock beneficially owned is based on 4,000,000 shares outstanding prior to the offering and 5,100,000 shares outstanding after the offering.


     Unless otherwise indicated, the address of each person listed below is 3434 Carman Road, Schenectady, New York 12303.





                                                  Number of shares beneficially owned     Percentage of Ownership
                                                   Prior to the         After the        Prior to the     After the
            Name of beneficial owner                 offering           offering           offering       offering
-----------------------------------------------   --------------   ------------------   --------------   ----------
George A. Amedore Sr. .........................      2,150,000          2,250,000(1)          53.8%          44.1%
George A. Amedore Jr. .........................        725,000            725,000             18.1           14.2
Mark R. Amedore(2) ............................        475,000            475,000             11.9            9.3
George Caputo(3) ..............................        405,000            405,000             10.1            7.9
Joseph Zappala ................................         75,000             75,000              1.9            1.5
Marc B. Mazur .................................         50,000             50,000              1.2              *
David S. DiGesare .............................             --                 --                *              *
All executive officers and directors as a group
 (five persons)(1) ............................      3,000,000          3,100,000             75.0%          60.8%



------------
* less than one percent
(1) Upon completion of the offering Mr. Amedore will convert approximately $700,000 of debt to equity at the initial public offering price of our common stock and will receive an additional 100,000 shares which is included herein.
(2) The address for Mark R. Amedore is 128 Mariaville Road, Schenectedy, New York 12305.
(3) The address for George Caputo is 52 Polo Lane, Westbury, New York 11590.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


     During the year ended May 31, 2000, we borrowed approximately $1,450,000 from George A. Amedore, Sr. which is payable on demand and is interest free. As of August 31, 2000 approximately $1,320,000 was owed to Mr. Amedore pursuant to the loan. Upon completion of this offering we will repay $620,000 to Mr. Amedore and he has agreed to convert the remaining outstanding debt of approximately $700,000 into 100,000 shares of our common stock at the initial public offering price of our common stock.


     During the year ended May 31, 2000, we purchased approximately $299,000 of inventory from Traditional Amedore Homes, Inc. George A. Amedore, Sr. owns 50% of the capital stock of Traditional. In addition, we received $271,500 of construction management fee revenue from Traditional during the year ended May 31, 2000.


     As of August 31, 2000, Amedore DMI owed us approximately $16,000. Amedore DMI is 16.7% owned by George A. Amedore, Sr., 16.7% owned by George A. Amedore, Jr. and 13% owned by David S. DiGesare.

     The above transactions were on terms no less favorable to us than those available to disinterested third parties. In the future, we will present all proposed transactions between us and our officers, directors or 5% shareholders, and affiliates, to our board of directors for its consideration and approval. Any such transaction will require approval by a majority of the directors and such transactions will be on terms no less favorable than those available to disinterested third parties.

                           DESCRIPTION OF SECURITIES

     The following description of matters relating to our securities is qualified by New York law and to the provisions of our certificate of incorporation, as amended, and bylaws, and the underwriting agreement between us and the underwriter, copies of which have been filed with the Commission as exhibits to the registration statement of which this prospectus is a part.


General

     We are authorized by our certificate of incorporation to issue an aggregate of 20,000,000 shares of common stock, $.001 par value per share and 1,000,000 shares of blank check preferred stock. Immediately prior to this offering, an aggregate of 4,000,000 shares of our common stock were issued and outstanding. All outstanding shares of common stock are of the same class and have equal rights and attributes. No shares of preferred stock are outstanding.


Common stock

     We are authorized to issue 20,000,000 shares of common stock, $.001 par value per share. Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our directors and approve significant corporate transactions and holders of the remaining shares by themselves cannot elect any directors. The holders of our common stock do not have preemptive, conversion, redemption, subscription or cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to participate equally in net assets subject to the preferences that may be applicable to any outstanding preferred stock. All outstanding shares of common stock and common stock to be outstanding upon completion of this offering are and will be validly authorized and duly issued, fully paid, and non-assessable.


Preferred stock

     Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of blank check preferred stock, the rights, privileges and preferences of which may be designated by our board of directors from time to time. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, or other rights that could adversely affect the rights of our stockholders. These shares may have rights which are senior to our common stock. Preferred stock may be issued in the future in connection with acquisitions, finances or such other matters as our board of directors deems to be appropriate. In the event that any such shares of preferred stock shall be issued, a certificate of designation, setting forth the series of such preferred stock and the relative rights, privileges and designations with respect thereto, shall be filed with the Secretary of State of the State of New York. The effect of such preferred stock is that our board of directors alone may authorize the issuance of preferred stock which could have the effect of making more difficult or discouraging an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.


     There are currently no plans, understandings or arrangements for the sale or issuance of any shares of our preferred stock.



Representative's warrants


     We have granted the representative, for a total of $100.00, warrants to purchase up to 100,000 shares of our common stock. Each warrant is exercisable into one share of our common stock for a period of four years commencing one year after their issuance and sale, at 165% of the initial public offering price of our common stock. The representative is prohibited from transferring such warrants for the first year except to partners of the underwriters or selling group. For a period of five years from the date of the closing of our initial public offering, we have granted the holders of the representative's warrants certain demand and "piggyback" registration rights with respect to the common stock issuable upon exercise of the representative's warrants. The representative's warrants contain anti-dilution provisions providing for automatic adjustment of the exercise price and number of shares upon the occurrence of specific events including stock dividends, splits, mergers, acquisitions and recapitalization.

Transfer Agent and Registrar


     The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.



                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon the completion of this offering, we will have 5,100,000 shares of our common stock issued and outstanding. The 1,000,000 shares of common stock offered by this prospectus will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased or held by our affiliates, in general, a person who has a control relationship with us, which will be subject to the limitations of Rule 144 adopted under the Securities Act. The remaining 4,100,000 shares of common stock are "restricted securities" as that term is defined under Rule 144, and may not be sold unless registered under the Securities Act or sold pursuant to an exemption. These restricted securities were issued by us in private transactions in reliance upon exemptions from registration under the Securities Act.


     In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an "affiliate," as defined under Rule 144, of ours, or persons whose shares are aggregated, who for at least one year has beneficially owned restricted securities acquired directly or indirectly from us or an affiliate of ours in a private transaction is entitled to sell in brokerage transactions within any three-month period, a number of shares that does not exceed the greater of (a) 1% of the total number of outstanding shares of the same class, or (b) if the stock is quoted on a national securities exchange, the average weekly trading volume in the stock during the four calendar weeks preceding the day notice is given to the Commission with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about us. A person, or persons whose shares are aggregated, who is not an affiliate and has not been an affiliate of ours for at least the three months immediately preceding the sale and who has beneficially owned restricted securities for at least two years is entitled to sell shares pursuant to Rule 144(k) without regard to any of the limitations described above.

     Rule 701 under the Securities Act provides that shares of common stock acquired on the exercise of options granted under a written compensatory plan of ours or contract with us prior to the date of this prospectus may be resold by persons, other than our affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to limitations. There are 500,000 shares of our common stock issuable upon the exercise of options which may be granted under our stock option plan. Except as otherwise provided above, beginning 90 days after the date of this prospectus, the option shares, if any, would be eligible for sale in reliance on Rule 701, subject to vesting provisions.


     Each of our officers and directors and all other holders of shares of our common stock have agreed that, they will not, without the prior written consent of the representative of the underwriters, directly or indirectly, sell or otherwise dispose of any shares of our common stock or securities convertible into or exercisable for our common stock during the twelve (12) month period commencing on the effective date of the registration statement. Upon expiration of the lock-up period, all of the shares of common stock subject to such lock-up agreements will be eligible for sale under Rule 144. The 4,100,000 shares will become eligible for sale in accordance with the exemptive provisions and the volume limitations of Rule 144 in January 2001, however, the owners of such shares have agreed not to offer, sell or otherwise dispose of their shares for a period of 12 months commencing on the effective date of our registration statement without the prior approval of the representative.

                             PLAN OF DISTRIBUTION

     Subject to the terms and conditions of the underwriting agreement, the form of which is filed as an exhibit to the registration statement filed with the Commission of which this prospectus is a part, the underwriters named below have, severally and not jointly, agreed through Nutmeg Securities Ltd., as the representative of the underwriters, to purchase from us, and we have agreed to sell to the underwriters, the aggregate number of shares of our common stock set forth opposite their respective names:



                                   Number of shares
Underwriters                       of common stock
-------------------------------   -----------------
Nutmeg Securities Ltd .........
Total .........................       1,000,000

     The underwriting agreement provides that the obligations of the several underwriters under that agreement depend upon certain conditions, including the absence of any material adverse change in our business and the receipt of certificates, opinion and letters from our counsel and our independent public accountants. The underwriters are committed to take and to pay for all of the shares offered hereby, if any are purchased. In the event of a default by any of the underwriters, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     The underwriters have advised us that they propose to offer all or part of the shares of common stock offered hereby directly to the public initially at the price set forth on the cover page of this prospectus. They have also advised us that they may offer shares of common stock to certain dealers at a price that represents a concession of not more than $ per share, and that the underwriter may allow, and these dealers may reallow, a concession of not more than $ per share to certain other dealers. After the completion of this offering, the price to the public and the concessions may be changed.

     We have granted the underwriters an option, exercisable within 45 days after the effective date of the registration statement of which this prospectus is a part, to purchase up to an additional 150,000 shares of our common stock at the same price per share as the initial 1,000,000 shares of common stock to be purchased by the underwriters. The underwriters may exercise this option only to cover over- allotments, if any. If the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to some conditions, to purchase the same percentage of the additional shares of common stock as the percentage of the initial 1,000,000 shares of common stock to be purchased by that underwriter.


     We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payment the underwriters and their controlling persons may be required to make.


     We have agreed to pay the representative of the underwriters a non-accountable expense allowance equal to 3% of the gross proceeds of this offering, of which $30,000 has been paid as of the date of this prospectus. We have also agreed to pay all expenses in connection with qualifying the securities under the laws of those states the representative may designate, including fees and expenses of counsel retained for such purposes by the representative and the costs and disbursements in connection with qualifying the offering with the National Association of Securities Dealers, Inc.



     We have agreed to issue to the representative of the underwriters, for a total of $100.00, warrants to purchase an aggregate of 100,000 shares of common stock exercisable for a period of four years commencing one year after the effective date of the registration statement of which this prospectus is a part, at a price equal to 165% of the initial public offering price of the shares of common stock. The representative's warrants contain anti-dilution provisions providing for automatic adjustments of the exercise price and number of shares issuable on exercise price and number of shares issuable on exercise of the representative's warrants upon the occurrence of some events, including stock dividends, stock splits, mergers, acquisitions and recapitalizations.



     The representative's warrants contain certain demand and piggyback registration rights relating to the 100,000 shares of common stock issuable thereunder. For the life of the representative's warrants, the representative will have the opportunity to profit from a rise in the market price for voting, dividend or other stockholder rights with respect to those warrants. The holders of shares of common stock issued upon exercise of those warrants will have the voting, dividend, and other stockholder rights of holder of shares of common stock. The representative's warrants are restricted from sale, transfer, assignment or hypothecation for the one year period from the date of this prospectus, except to officers or partners of the underwriters and members of the selling group and/or their officers or partners.


     We have also granted to the representative of the underwriters the right, for a period of 2 years from the closing of this offering, to appoint an observer to our board of directors to attend meetings of our board of directors. Upon completion of this offering the representative will appoint Daniel T. Guilfoile, the Director of Investment Banking of Nutmeg Securities, Ltd., as an observer to our board of directors. The observer will have all rights of a board member, except the right to vote and may attend any or all meetings of the board of directors. The representative's observer will be entitled to receive reimbursement for all reasonable and accountable out-of-pocket expenses incurred in attending board meetings, at the same rate given to directors, and to the extent any fees are paid to independent directors for attending meetings, such attendance fees.


     We and our principal shareholders have agreed to grant the representative a right of first refusal with respect to the sale of at least $5,000,000 of our securities within 12 months.

     We and our officers, directors and present shareholders have agreed that, for a period of twelve months after the completion of this offering, without the prior written consent of the representative of the underwriters, none of us will sell or otherwise dispose of any of our respective equity securities or securities convertible into our equity securities, except for the sale of shares to the underwriters under the terms of the underwriting agreement.

     The representative of the underwriters has informed us that the underwriters do not expect any sales of the shares of common stock offered by this prospectus to be made to discretionary accounts controlled by the underwriters.

     Prior to this offering, there has been no established market in the United States or elsewhere for our common stock. Consequently, the initial public offering price has been determined by negotiation between us and the representative of the underwriters and does not necessarily bear any relationship to our asset value, net worth or other established criteria of value. The factors considered in these negotiations, in addition to prevailing market conditions, included the history of and prospects for the industry in which we compete, an assessment of our management, our prospects, our capital structure and other factors as were deemed relevant.

     The representative, on behalf of the underwriters, may engage in (a) over-allotment, (b) stabilizing transactions, (c) syndicate covering transactions and (d) penalty bids. Over-allotment involves syndicate sales in excess of this offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the shares of common stock being offered so long as the stabilizing bids do not exceed a specified maximum.

     Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

     Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on Amex or otherwise and, if commenced, may be discontinued at any time. The transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which the persons may bid for or purchase our common stock for the purpose of stabilizing their respective market prices. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities offered by this prospectus.

     In connection with this offering, certain underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock offered in this prospectus. These actions include purchasing common stock to cover some or all of a short position of common stock maintained by the representative and the imposition of penalty bids.

                                 LEGAL MATTERS

     The legality of the common stock offered by this prospectus and certain legal matters in connection with the offering will be passed upon for us by Gersten, Savage & Kaplowitz, LLP, New York, New York. Gersten, Savage & Kaplowitz, LLP owns 120,000 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Silverman, Collura & Chernis, P.C., New York, New York.


                                    EXPERTS


     The financial statements as of May 31, 2000, and for each of the two years in the period ended May 31, 2000, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form SB-2, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in this registration statement. For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement. For additional information, please refer to the exhibits that have been filed with our registration statement on Form SB-2.

     You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, will also be available on the Securities and Exchange Commission's website (http://www.sec.gov).

     As a result of the offering, we will become subject to the information and reporting requirements of the Securities and Exchange Act of 1934, as amended, and, in accordance with these requirements, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

     We intend to provide to our stockholders annual reports containing financial statements audited by our independent auditors and to make available quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

                         Index to Financial Statements



                                                                                              Page
                                                                                            -------
INDEPENDENT AUDITORS' REPORT .............................................................    F-1
   Balance Sheet as of May 31, 2000 and as of August 31, 2000 (unaudited) ................    F-2
   Statements of Operations for the Years Ended May 31, 2000 and 1999 and for the three
    months ended August 31, 2000 and 1999 (unaudited) ....................................    F-3
   Statements of Stockholders' Deficiency for the Years Ended May 31, 2000 and 1999 and
    for the three months ended August 31, 2000 and 1999 (unaudited) ......................    F-4
   Statements of Cash Flows for the Years Ended May 31, 2000 and 1999 and for the three
    months ended August 31, 2000 and 1999 (unaudited) ....................................    F-5
   Notes to Financial Statements .........................................................  F-6-11


                         INDEPENDENT AUDITORS' REPORT

Amedore Homes, Inc.
Schenectady, New York

We have audited the accompanying balance sheet of Amedore Homes, Inc. (the "Company") as of May 31, 2000 and the related statements of operations, stockholders' deficiency and cash flows for the years ended May 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at May 31, 2000 and the results of its operations and its cash flows for the years ended May 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
-----------------------------

Hartford, Connecticut
June 29, 2000 (September 25, 2000 with respect to the extension on the line of credit as disclosed in Note 9)

                              AMEDORE HOMES, INC.

                                 BALANCE SHEETS



                                                                                           Unaudited       Unaudited
                                                                                           Pro Forma     Supplemental
                                                                          Unaudited       August 31,       Pro Forma
                                                         May 31,       August 31, 2000       2000       August 31, 2000
                                                           2000            (Note 1)        (Note 1)        (Note 1)
                                                     ---------------  -----------------  ------------  ----------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents ......................   $    521,882      $    607,990      $  607,990     $    607,990
   Receivable -- related party (Note 6) ...........         16,007           130,191         130,191          130,191
   Inventory (Notes 1 and 2) ......................      2,122,069         1,720,436       1,720,436        1,720,436
   Prepaid expenses ...............................          3,366             8,772           8,772            8,772
                                                      ------------      ------------      ----------     ------------
      Total current assets ........................      2,663,324         2,467,389       2,467,389        2,467,389
PROPERTY AND EQUIPMENT -- Net (Note 1) ............         76,538            97,343          97,343           97,343
DEFERRED TAX ASSET ................................             --                --         125,938               --
DEFERRED STOCK ISSUANCE COSTS .....................        113,666           243,458         243,458          243,458
                                                      ------------      ------------      ----------     ------------
TOTAL ASSETS ......................................   $  2,853,528      $  2,808,190      $2,934,128     $  2,808,190
                                                      ============      ============      ==========     ============
LIABILITIES AND STOCKHOLDERS'
 (DEFICIENCY) EQUITY
CURRENT LIABILITIES:
   Accounts payable ...............................   $    607,848      $    691,383      $  691,383     $    691,383
   Customer deposits ..............................        318,106           176,497         176,497          176,497
   Accrued expenses ...............................         16,641            22,041          22,041           22,041
   Related party debt (Note 6) ....................      1,405,262         1,319,869       1,319,869               --
   Current portion of long-term debt (Note 3) .....        568,742           548,862         628,059          548,862
                                                      ------------      ------------      ----------     ------------
      Total current liabilities ...................      2,916,599         2,758,652       2,837,849        1,438,783
LONG-TERM DEBT, NET OF CURRENT
 PORTION (Notes 3 and 5) ..........................          6,413             4,986           4,986            4,986
                                                      ------------      ------------      ----------     ------------
      Total liabilities ...........................      2,923,012         2,763,638       2,842,835        1,443,769
                                                      ------------      ------------      ----------     ------------
COMMITMENTS AND CONTINGENCIES
 (Notes 7 and 8)
STOCKHOLDERS' (DEFICIENCY) EQUITY
 (Note 4)
   Common stock, $.001 par value, 20,000,000
    shares authorized, 4,000,000 shares issued
    and outstanding (4,188,571 issued and
    outstanding in supplemental pro forma
    information) ..................................          4,000             4,000           4,000            4,189
   Additional paid-in capital .....................      3,592,250         3,592,250          87,293        4,911,930
   (Accumulated deficit) Retained earnings ........     (3,665,734)       (3,551,698)             --       (3,551,698)
                                                      ------------      ------------      ----------     ------------
      Total stockholders' (deficiency) equity .....        (69,484)           44,552          91,293        1,364,421
                                                      ------------      ------------      ----------     ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
 (DEFICIENCY) EQUITY ..............................   $  2,853,528      $  2,808,190      $2,934,128     $  2,808,190
                                                      ============      ============      ==========     ============


                       See notes to financial statements.

                              AMEDORE HOMES, INC.

                           STATEMENTS OF OPERATIONS



                                                               Year Ended May 31,
                                                               2000            1999
                                                         ---------------  -------------
REVENUES:
  Home and land sales (Note 1) ........................   $  3,864,930     $        --
  Construction management fee revenue --
   Related parties (Notes 1 and 6) ....................        271,500              --
                                                          ------------     -----------
     Total revenues ...................................      4,136,430              --
COST OF HOME AND LAND SALES (including
 $299,013 in May, 2000 from related parties)
 (Note 6) .............................................      3,602,974              --
                                                          ------------     -----------
GROSS PROFIT ..........................................        533,456              --
                                                          ------------     -----------
OPERATING EXPENSES:
  Salaries, wages and benefits ........................      3,127,735              --
  Other operating expenses ............................      1,039,743          10,004
                                                          ------------     -----------
     Total operating expenses .........................      4,167,478          10,004
                                                          ------------     -----------
(LOSS) INCOME FROM OPERATIONS .........................     (3,634,022)        (10,004)
                                                          ------------     -----------
OTHER (EXPENSE) INCOME:
  Interest (expense) income, net ......................        (21,624)            268
  Miscellaneous income ................................          5,542              --
                                                          ------------     -----------
     Total other (expense) income .....................        (16,082)            268
                                                          ------------     -----------
(LOSS) INCOME BEFORE PROVISION FOR
 STATE INCOME TAXES ...................................     (3,650,104)         (9,736)
PROVISION FOR STATE INCOME TAXES ......................            100              --
                                                          ------------     -----------
NET (LOSS) INCOME .....................................   $ (3,650,204)    $    (9,736)
                                                          ============     ===========
NET (LOSS) INCOME PER SHARE -- BASIC
 AND DILUTED ..........................................   $      (1.01)    $     (0.01)
                                                          ============     ===========
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING -- BASIC AND DILUTED .....................      3,606,439       1,000,000
                                                          ============     ===========
Unaudited pro forma data (Note 1)
Pro forma (loss) income before provision for
 income taxes and interest expense on related
 party debt ...........................................   $ (3,650,104)
Pro forma interest expense on related party debt ......        (46,200)
                                                          ------------
Pro forma (loss) income before income taxes ...........   $ (3,696,304)
Pro forma income tax benefit (expense) ................        158,304
                                                          ------------
Pro forma net (loss) income ...........................   $ (3,538,000)
                                                          ============
Pro forma net (loss) income per common share --
 basic and diluted ....................................   $      (0.98)
                                                          ============
Pro forma weighted average common shares
 outstanding -- basic and diluted .....................      3,606,439
                                                          ============
Unaudited supplemental pro forma data (Note 1)
Supplemental pro forma net (loss) income before
 adjustment ...........................................   $ (3,650,204)
                                                          ============
Supplemental pro forma net (loss) income per
 common share -- basic and diluted ....................   $      (1.00)
                                                          ============
Supplemental pro forma weighted average
 common shares outstanding -- basic and
 diluted ..............................................      3,657,039
                                                          ============

(RESTUBBED TABLE)

                                                          Three Months Ended    Three Months Ended
                                                            August 31, 2000      August 31, 1999
                                                              (Unaudited)          (Unaudited)
                                                         --------------------  -------------------
REVENUES:
  Home and land sales (Note 1) ........................      $ 2,297,560           $       --
  Construction management fee revenue --
   Related parties (Notes 1 and 6) ....................               --              122,500
                                                             -----------           ----------
     Total revenues ...................................        2,297,560              122,500
COST OF HOME AND LAND SALES (including
 $299,013 in May, 2000 from related parties)
 (Note 6) .............................................        2,040,037               52,859
                                                             -----------           ----------
GROSS PROFIT ..........................................          257,523               69,641
                                                             -----------           ----------
OPERATING EXPENSES:
  Salaries, wages and benefits ........................           52,380               49,580
  Other operating expenses ............................           97,261               79,076
                                                             -----------           ----------
     Total operating expenses .........................          149,641              128,656
                                                             -----------           ----------
(LOSS) INCOME FROM OPERATIONS .........................          107,882              (59,015)
                                                             -----------           ----------
OTHER (EXPENSE) INCOME:
  Interest (expense) income, net ......................            6,154                 (930)
  Miscellaneous income ................................               --                  150
                                                             -----------           ----------
     Total other (expense) income .....................            6,154                 (780)
                                                             -----------           ----------
(LOSS) INCOME BEFORE PROVISION FOR
 STATE INCOME TAXES ...................................          114,036              (59,795)
PROVISION FOR STATE INCOME TAXES ......................               --                   --
                                                             -----------           ----------
NET (LOSS) INCOME .....................................      $   114,036           $  (59,795)
                                                             ===========           ==========
NET (LOSS) INCOME PER SHARE -- BASIC
 AND DILUTED ..........................................      $       .03           $     (.02)
                                                             ===========           ==========
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING -- BASIC AND DILUTED .....................        4,000,000            3,350,000
                                                             ===========           ==========
Unaudited pro forma data (Note 1)
Pro forma (loss) income before provision for
 income taxes and interest expense on related
 party debt ...........................................      $   114,036
Pro forma interest expense on related party debt ......          (32,997)
                                                             -----------
Pro forma (loss) income before income taxes ...........      $    81,039
Pro forma income tax benefit (expense) ................          (32,366)
                                                             -----------
Pro forma net (loss) income ...........................           48,673
                                                             ===========
Pro forma net (loss) income per common share --
 basic and diluted ....................................      $       .01
                                                             ===========
Pro forma weighted average common shares
 outstanding -- basic and diluted .....................        4,000,000
                                                             ===========
Unaudited supplemental pro forma data (Note 1)
Supplemental pro forma net (loss) income before
 adjustment ...........................................      $   114,036
                                                             ===========
Supplemental pro forma net (loss) income per
 common share -- basic and diluted ....................      $       .03
                                                             ===========
Supplemental pro forma weighted average
 common shares outstanding -- basic and
 diluted ..............................................        4,188,571
                                                             ===========


                       See notes to financial statements.

                              AMEDORE HOMES, INC.

                STATEMENTS OF STOCKHOLDERS' (DEFICIENCY) EQUITY


                                                                            Additional                             Total
                                                      Common Stock
                                                 -----------------------      Paid-in       Accumulated        Stockholders'
                                                    Shares      Amount        Capital         Deficit       (Deficiency) Equity
                                                 -----------  ----------  --------------  ---------------  --------------------
BALANCE AT JUNE 1, 1998 .......................   1,000,000    $ 1,000      $    4,000     $     (5,794)       $       (794)
Net Loss ......................................          --         --              --           (9,736)             (9,736)
                                                  ---------    -------      ----------     ------------        ------------
BALANCE AT MAY 31, 1999 .......................   1,000,000      1,000           4,000          (15,530)            (10,530)
Issuance of 2,350,000 shares (Note 4) .........   2,350,000      2,350          (2,350)              --                  --
Issuance of 120,000 shares in exchange
 for legal services (Note 4) ..................     120,000        120         662,880               --             663,000
Issuance of 530,000 shares to employees
 and directors (Note 4) .......................     530,000        530       2,927,720               --           2,928,250
Net Loss ......................................          --         --              --       (3,650,204)         (3,650,204)
                                                  ---------    -------      ----------     ------------        ------------
BALANCE AT MAY 31, 2000 .......................   4,000,000      4,000       3,592,250       (3,665,734)            (69,484)
Net income (unaudited) ........................          --         --              --          114,036             114,036
                                                  ---------    -------      ----------     ------------        ------------
BALANCE AT AUGUST 31, 2000
 (Unaudited) ..................................   4,000,000    $ 4,000      $3,592,520     $ (3,551,698)       $     44,552
                                                  =========    =======      ==========     ============        ============


                       See notes to financial statements.

                              AMEDORE HOMES, INC.
                            STATEMENTS OF CASH FLOWS



                                                        Year ended      Year ended    Three months ended    Three months ended
                                                          May 31,         May 31,         August 31,            August 31,
                                                           2000            1999              2000                  1999
                                                     ----------------  ------------  --------------------  -------------------
                                                                                          (Unaudited)          (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss) income ................................    $ (3,650,204)    $  (9,736)        $  114,036           $  (59,795)
 Adjustments to reconcile net (loss) income to net
   cash provided by (used in) operating activities:
   Depreciation ...................................          11,768         5,674              6,173                2,765
   Stock issued for legal services ................         663,000            --                 --                   --
   Stock-based compensation .......................       2,928,250            --                 --                   --
   Changes in assets and liabilities:
    Receivable -- related party ...................         (16,007)           --           (114,184)                  --
    Inventory .....................................      (2,002,069)           --            401,633             (105,500)
    Prepaid expenses and other assets .............          (3,366)           --             (5,406)             (45,432)
    Accounts payable -- trade .....................         607,848            --             83,535               43,398
    Customer deposits .............................         318,106            --           (141,609)              59,912
    Accrued expenses ..............................          14,535            --              5,400               13,672
                                                       ------------     ---------         ----------           ----------
     Net cash (used in) provided by operating
       activities .................................      (1,128,139)       (4,062)           349,577              (90,980)
                                                       ------------     ---------         ----------           ----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Capital expenditures .............................         (55,034)       (8,300)           (26,978)             (29,531)
                                                       ------------     ---------         ----------           ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from related party debt .................       1,450,000            --                 --              250,000
 Payments on related party debt ...................         (62,123)      (11,088)           (85,393)             (30,784)
 Net borrowings from line of credit ...............         475,401         7,936                 --                9,868
 Payments on land note ............................         (40,000)           --            (20,000)                  --
 Payments on auto loan ............................          (4,555)       (7,141)            (1,306)              15,978
 Deferred stock issuance costs ....................        (113,666)           --           (129,791)             (52,378)
                                                       ------------     ---------         ----------           ----------
      Net cash provided by (used in) financing
       activities .................................       1,705,055       (10,293)          (236,490)             192,684
                                                       ------------     ---------         ----------           ----------
NET CHANGE IN CASH AND CASH
 EQUIVALENTS ......................................         521,882       (22,655)            86,108               72,173
CASH AND CASH EQUIVALENTS:
 Beginning of period ..............................              --        22,655            521,882                   --
                                                       ------------     ---------         ----------           ----------
 End of period ....................................    $    521,882     $      --         $  607,990           $   72,173
                                                       ============     =========         ==========           ==========
CASH PAID FOR:
 Interest (Including capitalized interest of $9,270
   and $0 for the years ended May 31, 2000 and
   1999, respectively and $249 and $262 for the
   three month periods ended August 31, 2000 and
   1999, respectively) ............................    $     46,632     $     908         $   30,463           $      930
                                                       ============     =========         ==========           ==========
 Income taxes .....................................    $        100     $     325         $       --           $       --
                                                       ============     =========         ==========           ==========



SUPPLEMENTAL DISCLOSURE OF NONCASH OPERATING, INVESTING, AND FINANCING
ACTIVITIES: During the year ended May 31, 2000, the Company issued a note for the purchase of land inventory and a vehicle for $130,000 and $16,376, respectively.


                       See notes to financial statements.

                              AMEDORE HOMES, INC.


                         NOTES TO FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Description of Business -- Amedore Homes, Inc. (the "Company"), a New York subchapter S corporation, is primarily engaged in the development, construction and sale of single-family attached and detached homes, in the Albany, New York metropolitan area.


     Prior to June 1, 1999, the Company was essentially dormant as management's efforts were focused on the business operations and ultimate wind down of an affiliated entity, Traditional Amedore Homes, Inc. ("Traditional"). Traditional was also primarily engaged in the development, construction and sale of single-family attached and detached homes, in the Albany, New York metropolitan area. On June 1, 1999, the Company resumed business operations.


The Company's fiscal year ends on May 31.


     Cash and Cash Equivalents -- All highly liquid debt securities with an original maturity of 90 days or less are considered to be cash equivalents.


     Inventory -- Inventory is stated at the lower of cost or fair value less cost to sell. Inventory includes all direct costs of construction, land and land development, including interest, real estate taxes and other carrying costs incurred during the development period. Inventory of land and accumulated development costs consists of the costs incurred less amounts charged to cost of sales based upon an allocation of the projected total cost of each project.


     Inventory is evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If there is an indication of impairment, management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. Preparation of estimated expected future cash flows is inherently subjective and is based on management's best estimate of assumptions concerning expected future conditions. No impairment has been recognized in 2000 or 1999.


     Interest attributable to construction and land development is capitalized and added to the cost of those properties as long as the properties are being actively developed. During 2000 and 1999, the Company incurred and capitalized interest costs of $25,008 and $0, respectively, of which $9,270 was included in inventory at May 31, 2000. Capitalized interest charged to cost of sales during 2000 and 1999 was $15,738 and $0, respectively.


Start-up costs, construction overhead and selling expenses are expensed as incurred.


     Property and Equipment -- Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the related asset's estimated useful lives of 3 to 5 years. Accumulated depreciation at May 31, 2000 was $32,303 and depreciation expense for 2000 and 1999 was $11,768 and $5,674, respectively.


     Fair Value of Financial Instruments -- Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, requires the disclosure of fair value information for certain assets and liabilities, whether or not recorded in the balance sheet, for which it is practicable to estimate that value. The Company has the following financial instruments: cash and cash equivalents, receivable - related party, accounts payable, accrued liabilities, related party debt and long-term debt. The Company considers the carrying amount of these items, excluding long term debt, to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization. See
Note 3 for fair value disclosures of long-term debt.

                              AMEDORE HOMES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

     Home and Land Sales -- Sales of residential units are recognized upon transfer of title, which occurs at closing, using the full accrual method. Land and land development costs (including estimated costs to complete) are allocated to units and to land sold based on relative sales values. Payments received from customers prior to closing are recorded as deposits.


     Construction Management Fee Revenue -- Related Parties -- In connection with the wind down of Traditional, the Company managed a portion of Traditional's uncompleted sales contracts. In return for this service, the Company received a construction management fee from Traditional for each home constructed. This revenue relates exclusively to the fiscal year ended May 31, 2000. At May 31, 2000, no homes were under construction management on behalf of Traditional nor does the Company anticipate any construction management services to be performed for Traditional in the future.


     Income Taxes -- The Company has elected for federal income tax purposes to be taxed as a subchapter S corporation. This election provides for the net income (loss) of the Company to be reported on the personal income tax return of the individual stockholders and, accordingly, no provision (benefit) has been made for federal income taxes in the accompanying financial statements. However, the Company is subject to certain New York state taxes.


     Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Project costs represent significant estimates. Actual results could differ from those estimates.



     Warranties -- The Company generally provides limited warranties of at least one to six years for workmanship and materials and for longer periods with respect to structural components. To the extent that warranty claims are not covered by our contractors and subcontractors we may be liable for warranty claims. If warranty claims are incurred our results of operations and financial condition may be adversely affected. The Company provides for such costs based on historical experience and management's estimate of the future level of claims. There are no reserves recorded as of May 31, 2000 or May 31, 1999.


     Stock-Based Compensation -- Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company is planning to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion, No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost of stock options will be measured at the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised will be credited to capital in excess of par value. The Company has adopted the disclosure-only provisions of SFAS 123.



     Future Adoption of Accounting Guidance -- In June 1998 the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the Statement of Financial Position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and its resulting designation. The Company is in the process of evaluating the effect this new standard will have on the Company's financial statements. The Company is required to adopt FAS 133, as amended by FAS 137 and FAS 138, beginning on May 1, 2001.



     Unaudited Interim Financial Statements -- In the opinion of management, the Company has made all adjustments, consisting primarily of normal recurring accruals, necessary for a fair presentation of the financial

                              AMEDORE HOMES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)


condition of the Company as of August 31, 2000 and the results of operations, changes in stockholders' (deficiency) equity and cash flows for the three month periods ended August 31, 2000 and 1999, as presented in the accompanying unaudited interim financial statements.


     Pro Forma Data (Unaudited) -- Upon completion of the initial public offering ("IPO"), the Company's S corporation status will terminate and it will be subject to federal and state income taxes. The pro forma effect of this change has been reflected in the balance sheet and statement of operations.


     In addition, pro forma data reported also assumes that the Company has, upon completion of the IPO, distributed to owners the accumulated deficit, $(3,551,698), and subsequently charged that deficit against the capital, $3,592,250, of the corporation. The amount of this charge has been reduced by a pro forma permanent difference attributable to the NOL carryforward and stock compensation expense. Furthermore, the Company has also disclosed the pro forma effect of interest expense on the related party debt, utilizing an estimated 10% interest rate.


     The pro forma income tax benefit was calculated assuming an effective tax rate of (39.94%) for both years.


     Pro forma weighted average shares outstanding are equal to weighted average shares outstanding for both basic and diluted.

     Unaudited pro forma data is based upon historical information, preliminary estimates and certain assumptions management deems appropriate. The unaudited pro forma data presented herein is not necessarily indicative of the results the Company would have obtained had such events occurred at the beginning of the period, as assumed, or of the future results of the Company. The pro forma information should be read in conjunction with the historical financial statements and notes thereto.

     Supplemental Pro Forma Data (Unaudited) -- Supplemental Pro Forma Data is to be interpreted separately and distinctly from pro forma data. Supplemental Pro Forma Data does not include any of the changes reflected in the pro forma data.

     The Supplemental Pro Forma Data has been calculated assuming the issuance of 100,000 additional shares, representing the number of shares of Common stock that would need to be sold at $7.00 per share (based on the IPO price) in order to retire $700,000 in Related party debt to our CEO through additional stock issuance. With regard to this Supplemental Pro Forma transaction, Common stock increased by $100 (for the 100,000 shares assumed issued), Related party debt was reduced by $700,000 and Additional paid in capital was increased by $699,900, as compared to the August 31, 2000 balance sheet.

     In addition, the Supplemental Pro Forma Data also discloses the issuance of 88,571 additional shares. These shares represent the number of shares of Common stock at $7.00 per share (based on the IPO price) necessary to raise approximately $620,000 in proceeds. The proceeds were assumed to be utilized immediately to repay the remainder of the Related party debt ($619,780). Therefore, Common stock increased by $89 (for the 88,571 shares issued) and Additional paid in capital increased by $619,780, as compared to the August 31, 2000 balance sheet. Related party debt is reduced to $0 (after giving effect for the $700,000 and $620,000 repayments described above).

     Supplemental Pro Forma cash remained unchanged as compared to the August 31, 2000 cash balance, as all proceeds received from stock issuance ($619,780) were assumed to have been utilized immediately for debt repayment.

     Supplemental Pro Forma weighted average shares outstanding from May 31, 2000 assume that supplementally issued shares (188,571 in total for Related party debt retirement) were issued on February 29, 2000 (the date of Related party debt issuance). As of August 31, 2000, all shares have been assumed outstanding, as no shares were issued in the first quarter of fiscal 2001.

                              AMEDORE HOMES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)


     The Supplemental Pro Forma effect of these changes have been disclosed in the balance sheet and income statement.

     Unaudited supplemental pro forma data is based upon historical information, preliminary estimates and certain assumptions management deems appropriate. The unaudited supplemental pro forma data presented herein is not necessarily indicative of the results the Company would have obtained had such events occurred at the beginning of the period, as assumed, or of the future results of the Company. The supplemental pro forma information should be read in conjunction with the historical financial statements and notes thereto.

2. INVENTORY


     Inventory at May 31, 2000 consisted of the following:

       Construction in progress and model homes .........    $1,104,445
       Land and accumulated development costs ...........     1,008,354
       Capitalized interest .............................         9,270
                                                             ----------
       Total ............................................    $2,122,069
                                                             ==========


3. LONG-TERM DEBT

     Long-term debt at May 31, 2000 consisted of the following:

       Line of credit ...............    $ 483,337
       Note payable -- land .........       80,000
       Auto loan ....................       11,818
                                         ---------
       Total ........................      575,155
       Less current portion .........      568,742
                                         ---------
       Long-term debt ...............    $   6,413
                                         =========





     On July 15, 1999, the Company entered into a $500,000 line of credit with a bank of which the Company had $16,663 available for borrowings at May 31, 2000. The line of credit expired on June 1, 2000 (see Note 9 concerning extension of line of credit), and is secured by the Company's accounts receivable, inventory, equipment, and contract rights. Borrowings against the line of credit bear interest at a variable rate of prime plus 1.5%, or 11% at May 31, 2000.

     On February 1, 2000, the Company entered into a $130,000 note in connection with the purchase of land inventory. As of May 31, 2000, the note had an outstanding balance of $80,000. The note bears an interest rate of 8.5%. The note is due in installments of $10,000 as each of the thirteen lots from which the note relates are sold. On February 1, 2001, any remaining unpaid balance of the note and accrued interest are due. The fair value of the note approximates its fair value because of the short time period between the origination of the note and its expected realization.


     The auto loan bears interest at a rate of 8.75%, requires monthly payments of $519 and is scheduled to mature in June 2002. This loan is secured by the vehicle from which it originated. The fair value of the auto loan approximates its carrying value based on the terms of similar available borrowing agreements.

                              AMEDORE HOMES, INC.

3. LONG-TERM DEBT  -- (Continued)

     At May 31, 2000, aggregate maturities of long-term debt are as follows:

Fiscal year ending May 31:
----------------------------
  2001 .....................    $568,742
  2002 .....................       6,413
                                --------
  Total ....................    $575,155
                                ========


4. STOCKHOLDERS' DEFICIENCY


     On May 5, 2000, the Company effected a 100,000-for-1 stock split with a change in par value to $0.001 per share. All share amounts disclosed have been adjusted to reflect the stock split.

     On June 18, 1999, the Company issued 2,350,000 additional shares of common stock to its Chief Executive Officer. At the time of issuance, the Chief Executive Officer was the sole shareholder and accordingly, no compensation expense has been recorded in the Company's financial statements as this transaction had no impact on shareholder dilution.


     On January 7, 2000, the Company issued 120,000 shares of common stock to their attorneys in exchange for legal services. In connection with this transaction, the Company recorded legal expenses valued at the cost of the stock issued, of $663,000. The fair value of this stock issuance was based on the Company's estimated initial public offering (IPO) (See Note 9) stock price discounted for marketability and the passage of time between the stock issuance date and the IPO pricing date.

     On January 7, 2000, the Company issued 530,000 shares of common stock to employees and directors. In connection with this transaction, the Company recorded compensation expense of $2,928,250. The fair value of this stock issuance was based on the Company's estimated initial public offering (IPO) (See Note 9) stock price discounted for marketability and the passage of time between the stock issuance date and the IPO pricing date.

     On May 5, 2000 the Company's board of directors also authorized 1,000,000 shares of blank check preferred stock of which no shares were issued or outstanding at May 31, 2000.

     In fiscal years 2000 and 1999, the Company recognized $2,928,250 and $0 in stock based compensation expense and $663,000 and $0 in legal expenses, respectively.


5. INCOME TAXES


     During 2000, the provision for income taxes was composed exclusively of current state minimum taxes. The Company had no deferred income tax asset and liability at May 31, 2000.

     A reconciliation of the anticipated income tax (benefit) computed by applying the statutory Federal income tax rate to loss before income taxes recorded in the Statements of Operations is as follows:

     Deferred income tax at May 31, 2000 consisted of the following:

                                                                          2000              1999
                                                                    ----------------   -------------
Anticipated income tax (benefit) (34%) ..........................     $ (1,241,035)      $  (3,310)
Increase (decrease) resulting from: State income taxes ..........              100              --
Nondeductible stock compensation and legal expenses .............        1,106,309              --
Exempt S corporation loss .......................................          134,726           3,310
                                                                      ------------       ---------
Total ...........................................................     $        100       $      --
                                                                      ============       =========

                              AMEDORE HOMES, INC.

6. RELATED PARTY TRANSACTIONS

     At May 31, 2000, the Company had a loan due to stockholder in the amount of $1,405,262. This loan accrues interest at 0% and is due on demand.

     During the year ended May 31, 2000, the Company purchased $299,213 of inventory at cost from Traditional. During the year ended May 31, 2000, cost of sales relating to Traditional was $299,213. The Company also received $271,500 of construction management fee revenue from Traditional during the year ended May 31, 2000 (Note 1). Both of these related party transactions were related to the wind down of Traditional and, as such, the Company does not anticipate any future transactions with Traditional.


     At May 31, 2000, the Company had a receivable of $16,007 from Amedore DMI, Inc. ("Amedore DMI"). Amedore DMI is primarily engaged in the development, construction and sale of commercial property in the Albany, New York metropolitan area. Amedore DMI is 16.7% owned by the majority shareholder and Chief Executive Officer of the Company, 16.7% by our executive vice president and secretary and 13% by one of the Company's directors.


7. LEASES

     The Company leases its office facilities at an annual rate of $24,480. The lease expires on May 31, 2005.


     The Company also leases certain vehicles under operating leases expiring at various dates through 2003. At May 31, 2000, future minimum lease payments under non-cancelable operating leases are as follows:



Fiscal year ending May 31:
----------------------------
  2001 .....................    $  9,178
  2002 .....................       7,689
  2003 .....................       3,588
                                --------
                                $ 20,455
                                ========



     Rental expense charged to operations totaled $14,183 and $ 0 during the years ended May 31, 2000 and 1999, respectively.


8. COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the Company acquires rights under option agreements to purchase land for future development. The agreements generally are contingent upon municipality approvals and executed sales contracts. As of May 31, 2000, the Company had rights, under such agreements, to purchase 166 developed lots, within nine separate developments, with an aggregate contract price of $4,403,292.

     Additionally, at May 31, 2000, the Company was contingently liable to a bank for $24,480 for two outstanding letters of credit securing performance of certain contractual obligations.

9. SUBSEQUENT EVENTS


     The Company plans to offer approximately 1,000,000 shares of common stock in a proposed initial public offering in fiscal year 2001. The initial public offering is currently estimated to be $7 per share. The Company had deferred stock issuance costs of $113,666 as of May 31, 2000. Such costs will be netted against the proceeds of the initial public offering.


     In June 2000, the board of directors and shareholders adopted the 2000 Stock Option Plan (the "Plan") and reserved 500,000 shares for issuance under the Plan. Incentive and/or non-qualified stock options may be granted.


     On September 25, 2000 the Company received an extension on the line of credit. The line remains available in good standing until November 1, 2000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
You may rely only on the information contained in this prospectus. We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by Amedore Homes, Inc. This prospectus does not constitute an offer or solicitation to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither delivery of this prospectus nor any sale of the shares of common stock hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Amedore Homes, Inc. since the date hereof.


























Until     , 2000 (25 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters.


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                              [GRAPHIC OMITTED]


                      -----------------------------------


                       1,000,000 Shares of Common Stock




                      -----------------------------------
                               October __, 2000
                      -----------------------------------


                            Nutmeg Securities, Ltd.








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

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24. Indemnification of Directors and Officers

     Section 722 of the New York Business Corporation Law, among other things, and subject to certain conditions, authorizes us to indemnify our officers and directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such an officer or director. Our restated certificate of incorporation and by-laws of the Company provide for indemnification of our officers and directors to the fullest extent authorized by law. Following the offering, we intend to procure officer's and director's liability insurance.

     Reference is made to the Underwriting Agreement, the proposed form of which is filed as Exhibit 1.1, pursuant to which the underwriter agrees to indemnify our directors and certain officers and certain other persons against certain civil liabilities.


Item 25. Other Expenses of Issuance and Distribution

     The following is a statement of the estimated expenses to be paid by us in connection with the issuance and distribution of the securities being registered:



SEC Registration Fee ...................................  $  2,430.12
NASD Filing Fee ........................................     1,420.51
American Stock Exchange Listing Fees ...................    27,500.00
Printing and Engraving Expenses * ......................    75,000.00
Legal Fees and Expenses * ..............................   150,000.00
Accounting Fees and Expenses * .........................   150,000.00
Blue Sky Fees and Expenses * ...........................    15,000.00
Transfer Agent and Registrar Fees and Expenses .........     2,500.00
Nonaccountable expense allowance .......................   210,000.00
Miscellaneous ..........................................     6,149.37
Total ..................................................  $640,000.00


* estimate


Item 26. Recent Sales of Unregistered Securities


     During the past three years, we have sold unregistered securities as described below. Unless otherwise indicated, there was no underwriters involved in the transactions and there was no underwriting discounts or commissions paid in connection therewith, except as disclosed below. Unless otherwise indicated, the issuances of these securities were considered to be exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and the regulations promulgated thereunder. The purchasers of the securities in such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificates for the securities issued in such transaction. The purchasers of the securities in the transactions had adequate access to information about us. In May 2000, we effected a 100,000 for 1 forward split of our common stock. All figures below reflect the forward split of our common stock.


     In June 1999, we issued 2,350,000 shares of our common stock to George A. Amedore, Sr. for no cash consideration in exchange for services rendered to us as an officer and director.

     In January 2000, we issued 405,000 shares of our common stock to George Caputo for no cash consideration, in connection with his joining our company as a director.

     In January 2000, we issued 75,000 shares of our common stock to Joseph Zappala for no cash consideration, in connection with his joining our company as a director.

     In January 2000, we issued 50,000 shares of our common stock to Marc Mazur for no cash consideration, in connection with his joining our company as a director.

     In January 2000, we issued 120,000 shares of our common stock to Gersten, Savage & Kaplowitz, LLP, for no cash consideration, in exchange for legal services rendered to us.

     Upon completion of this offering we will issue 100,000 shares of our common stock to George A. Amedore, Sr. in connection with the conversion of approximately $700,000 in debt.


Item 27. Exhibits



    * 1.1        Form of Underwriting Agreement
    * 1.2        Form of Representative's Warrant Agreement
    * 1.3        Form of Representative's Warrants (included in the form of Representative's Warrant Agreement)
   ** 3.1        Bylaws of Registrant
   ** 3.2        Restated Certificate of Incorporation dated July 18, 2000
   ** 5.1        Opinion of Gersten, Savage & Kaplowitz, LLP
   **10.1        2000 Stock Option Plan
   **10.2        Employment Agreement between the Company and George A. Amedore, Sr.
   **10.3        Employment Agreement between the Company George A. Amedore, Jr.
   **10.4        Lease agreement dated June 1, 2000 between the Company and Condor Development Corp.
    *10.5        Promissory note dated February 29, 2000 between the Company and George A. Amedore, Sr.
    *10.6        Lot purchase agreement between Amedore Homes, Inc. and Jean M. Hoffman dated January 19,
                 2000.
    *23.1        Consent of Deloitte & Touche LLP
   **23.2        Consent of Gersten, Savage & Kaplowitz, LLP (incorporated into Exhibit 5.1)
    *24.1        Power of Attorney (included on the signature page to this Registration Statement)
    *27          Financial Data Schedule



------------
 * Filed herewith.

 ** Previously filed.
*** To be filed by amendment.


Item 28. Undertakings

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the issuer pursuant to any charter provision, by-law contract arrangements statute, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned issuer hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Act;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

     (4) For determining any liability under the Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the issuer under Rule 424(b)(1), or (4) or 497(h), under the Act as part of this registration statement as of the time the Commission declared it effective.

     (5) For determining any liability under the Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement at that time as the initial bona fide Offering of those securities.

     (6) To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                  SIGNATURES


     Pursuant to the requirements of the Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirement for filing on Form SB-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on October 13, 2000.


                                          AMEDORE HOMES, INC.

                                          By: /s/ George A. Amedore, Sr.
                                             ----------------------------------
                                          Name: George A. Amedore, Sr.
                                          Title: Chief Executive Officer

     Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     We, the undersigned officers and directors of Amedore Homes, Inc. hereby severally constitute and appoint George A. Amedore, Sr., our true and lawful attorney-in-fact and agent with full power of substitution for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.




            Signature                                  Title                            Date
---------------------------------   ------------------------------------------   -----------------
/s/ George A. Amedore, Sr.          Chairman of the Board and Chief              October 13, 2000
-------------------------------     Executive Officer
George A. Amedore, Sr.


/s/ George A. Amedore, Jr.          Executive Vice President, Secretary and      October 13, 2000
-------------------------------     Director (Principal Financial Officer and
George A. Amedore, Jr.              Principal Accounting Officer)

                                    Director                                     October 13, 2000
-------------------------------
Joseph Zappala

/s/ Marc B. Mazur                   Director                                     October 13, 2000
-------------------------------
Marc B. Mazur

/s/ David S. DiGesare               Director                                     October 13, 2000
-------------------------------
David S. DiGesare

                                 EXHIBIT INDEX


    *1.1       Form of Underwriting Agreement
    *1.2       Form of Representative's Warrant Agreement
    *1.3       Form of Representative's Warrants (included in the form of Representative's Warrant Agreement)
   **3.1       Bylaws of Registrant
   **3.2       Restated Certificate of Incorporation dated July 18, 2000
   **5.1       Opinion of Gersten, Savage & Kaplowitz, LLP
  **10.1       2000 Stock Option Plan
  **10.2       Employment Agreement between the Company and George A. Amedore, Sr.
  **10.3       Employment Agreement between the Company George A. Amedore, Jr.
  **10.4       Lease agreement dated June 1, 2000 between the Company and Condor Development Corp.
   *10.5       Promissory note dated February 29, 2000 between the Company and George A. Amedore, Sr.
   *10.6       Lot purchase agreement between Amedore Homes, Inc. and Jean M. Hoffman dated January 19, 2000
   *23.1       Consent of Deloitte & Touche LLP
  **23.2       Consent of Gersten, Savage & Kaplowitz, LLP (incorporated into Exhibit 5.1)
   *24.1       Power of Attorney (included on the signature page to this Registration Statement)
   *27         Financial Data Schedule


------------
 * Filed herewith.

 ** Previously filed.
*** To be filed by amendment.